                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         Date of the Report: May 4, 2009

                      -------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 NAHAL HARIF ST., YAVNE, ISRAEL 81106
                    (Address of principal executive offices)

                      -------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                                EXPLANATORY NOTE

Attached hereto and incorporated by reference herein are the following:

ITEM 1 - Consolidated financial statements of G. Willi-Food International Ltd.
         for the year ended December 31, 2008, prepared in accordance with
         International Financial Reporting Standards ("IFRSs") and
         interpretations issued by the International Accounting Standard Board
         ("IASB"), and such accounting policies have been applied
         retrospectively to the Company's financial statements as of
         December 31, 2007 and for the year then ended. (these financial statements are in addition to the year ended December 31, 2008 results that were contained in a press release dated March 12, 2009 and filed under Form 6-K that day).

ITEM 2 - Operating and financial review and prospects.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statement on Form F-3 (File No. 333-11848 and 333-138200) of the
Company.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

                                                By: /s/ Ety Sabach
                                                ------------------
                                                Ety Sabach
                                                Chief Financial Officer

Dated: May 4, 2009

ITEM 1

                        G. WILLI-FOOD INTERNATIONAL LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2008

                        G. WILLI-FOOD INTERNATIONAL LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2008

                                TABLE OF CONTENTS

                                                                PAGE
                                                               ------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM         F - 1

FINANCIAL STATEMENTS:

   Balance Sheets                                               F - 2

   Statements of Operations                                     F - 3

   Statements of Changes in Shareholders' Equity                F - 4

   Statements of Cash Flows                                 F - 5 - F - 6

   Notes to the Financial Statements                        F - 7 - F - 63
Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF G. WILLI-FOOD INTERNATIONAL LTD.

We have audited the accompanying consolidated balance sheets of G. WILLI-FOOD
INTERNATIONAL LTD. ("the Company") and its subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders'
equity and cash flows for each of the two years in the period ended December 31,
2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007 and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended December 31, 2008, in accordance with
International Financial Reporting Standards as issued by the International
Accounting Standards Board (IASB).

BRIGHTMAN ALMAGOR ZOHAR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER FIRM OF DELOITTE TOUCHE TOMHATSU

Tel-Aviv, Israel
April 30, 2009

                                     F - 1

                G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                               (NIS IN THOUSANDS)

                                                                                                             DECEMBER 31,
                                                                                                 -----------------------------------
                                                                                      NOTE       2 0 0 8       2 0 0 7     2 0 0 8(*)
                                                                                    --------     --------     --------      --------
                                                                                                          NIS              US DOLLARS
                                                                                                 ---------------------      --------
                                                                                                           (IN THOUSANDS)
                                                                                                 -----------------------------------

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                              4a          78,749       61,649        20,713
Financial assets carried at fair value through profit or loss                          4b           9,367       31,267         2,464
Trade receivables                                                                      4c          79,599       63,798        20,936
Other receivables                                                                      4d           3,987        1,612         1,049
Current tax assets                                                                                  2,456          908           646
Inventories                                                                            4e          34,417       31,020         9,052
                                                                                                 --------     --------      --------
Total current assets                                                                              208,575      190,254        54,860
                                                                                                 --------     --------      --------

NON-CURRENT ASSETS
Property, plant and equipment                                                                      55,574       44,569        14,617
Less -Accumulated depreciation                                                                     13,467        8,355         3,542
                                                                                                 --------     --------      --------
                                                                                       7           42,107       36,214        11,075
                                                                                                 --------     --------      --------

Prepaid expenses                                                                                   12,539       10,815         3,298
Goodwill                                                                               8a           3,829        1,795         1,007
Intangible assets                                                                      9a           5,181          103         1,362
Deferred taxes                                                                                      1,111          271           292
                                                                                                 --------     --------      --------
Total non-current assets                                                                           64,767       49,198        17,034
                                                                                                 ========     ========      ========
TOTAL ASSETS                                                                                      273,342      239,452        71,894
                                                                                                 ========     ========      ========

EQUITY AND LIABILITIES
CURRENT LIABILITIES
Short-term bank credit                                                                11a          17,562        5,978         4,619
Trade payables                                                                        10a          53,728       34,330        14,132
Accruals                                                                                            6,197          308         1,630
Current tax liabilities                                                                             1,050          593           276
Other payables and accrued expenses                                                   10b           4,971        4,992         1,308
Employees Benefits                                                                    13a           2,544        1,408           669
                                                                                                 --------     --------      --------
Total current liabilities                                                                          86,052       47,609        22,634
                                                                                                 --------     --------      --------

NON-CURRENT LIABILITIES
Long-term bank loans                                                                                  267            -            70
Deferred taxes                                                                                        442           33           116
Warrants to issue shares                                                                                5        1,040             1
Employees Benefits                                                                                    994          163           261
                                                                                                 --------     --------      --------
Total non-current liabilities                                                                       1,708        1,236           448
                                                                                                 --------     --------      --------

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY
Share capital                                                                                       1,113        1,113           293
Premium                                                                                            59,056       59,056        15,533
Capital fund                                                                                          247            -            65
Foreign currency translation reserve                                                                  369         (414)           97
Retained earnings                                                                                 111,447      112,233        29,313
Noncontrolling interest                                                                            13,350       18,619         3,511
                                                                                                 --------     --------      --------
                                                                                                  185,582      190,607        48,812
                                                                                                 ========     ========      ========
TOTAL EQUITY AND LIABILITIES                                                                      273,342      239,452        71,894
                                                                                                 ========     ========      ========

(*)  Convenience Translation into U.S. Dollars.

-----------------------    -----------------------    ----------------------------------
CHIEF FINANCIAL OFFICER    CHIEF EXECUTIVE OFFICER    CHAIRMAN OF THE BOARD OF DIRECTORS

Approval date of the financial statements: 30 April, 2009

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                     F - 2

                G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
                          CONSOLIDATED INCOME STATEMENT
                               (NIS IN THOUSANDS)

                                                                            YEAR ENDED DECEMBER 31,
                                                                    ----------------------------------------
                                                             NOTE     2 0 0 8        2 0 0 7      2 0 0 8(*)
                                                            ------  ----------     ----------     ----------
                                                                               NIS                US DOLLARS
                                                                    -------------------------     ----------
                                                                                 (IN THOUSANDS)
                                                                    ----------------------------------------

Revenue                                                      19a       349,227        249,693         91,853
Cost of sales                                                19b       281,651        198,961         74,080
                                                                    ----------     ----------     ----------
GROSS PROFIT                                                            67,576         50,732         17,773
                                                                    ----------     ----------     ----------

OPERATING COSTS AND EXPENSES
Selling expenses                                             19c        33,759         24,263          8,879
General and administrative expenses                          19d        23,127         18,869          6,083
Other (income) expenses                                       20         2,195           (470)           577
Goodwill Impairment                                                      1,067          3,054            280
                                                                    ----------     ----------     ----------
                                                                        60,148         45,716         15,819
                                                                    ==========     ==========     ==========

OPERATING PROFIT                                                         7,428          5,016          1,954
Finance income                                                          (4,095)         2,362         (1,077)
Finance costs                                                 21         1,612             88            424
                                                                    ----------     ----------     ----------
Finance income (costs), net                                             (5,707)         2,274         (1,501)
                                                                    ==========     ==========     ==========

PROFIT BEFORE TAX                                                        1,721          7,290            453

Income tax charge                                            14a         1,454          2,651            382
                                                                    ----------     ----------     ----------

PROFIT FOR THE PERIOD                                                      267          4,639             71
                                                                    ==========     ==========     ==========

ATTRIBUTABLE TO:
Equity holders of the Company                                22a          (786)         2,342           (206)
Noncontrolling interest                                                  1,053          2,297            277
                                                                    ----------     ----------     ----------
NET INCOME                                                                 267          4,639             71
                                                                    ==========     ==========     ==========

EARNINGS (LOSS) PER SHARE - (IN NIS)
Basic earnings (loss) per share                                          (0.08)          0.23          (0.02)

Diluted earnings (loss) per share                                        (0.08)          0.23          (0.02)

Shares used in computation of basic EPS                             10,267,893     10,267,893     10,267,893
                                                                    ==========     ==========     ==========

Shares used in computation of diluted EPS                           10,267,893     10,267,893     10,267,893
                                                                    ==========     ==========     ==========

(*)  Convenience translation into U.S. Dollars.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                     F - 3

                G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                               (NIS IN THOUSANDS)

                                                                             FOREIGN
                                                                             CURRENCY                                          TOTAL
                                              SHARE      SHARE     CAPITAL  TRANSLATION   RETAINED     GROSS  NONCONTROLLING SHAREHOLDERS'
                                             CAPITAL    PREMIUM      FUND   ADJUSTMENTS   EARNINGS     AMOUNT     INTEREST     EQUITY
                                             --------   --------   --------   --------    --------    --------    --------    --------

BALANCE - JANUARY 1, 2007                       1,113     59,056          -          -     109,891     170,060      14,750     184,810

Noncontrolling interests in newly acquired
subsidiary                                          -          -          -          -           -           -       1,919       1,919
Purchase of noncontrolling interest                 -          -          -          -           -           -        (146)       (146)
Currency translation differences                    -          -          -       (414)          -        (414)       (201)       (615)
Profit for the year                                 -          -          -          -       2,342       2,342       2,297       4,639
                                             --------   --------   --------   --------    --------    --------    --------    --------

BALANCE - DECEMBER 31, 2007                     1,113     59,056          -       (414)    112,233     171,988      18,619     190,607

Noncontrolling interests in newly acquired
subsidiary                                          -          -          -          -           -           -       3,350       3,350
Purchase of noncontrolling interest                 -          -        247          -           -         247      (9,362)     (9,115)
Currency translation differences                    -          -          -        783           -         783         (41)        742
Dividend paid to noncontrolling interests           -          -          -          -           -           -        (269)       (269)
Profit for the year                                 -          -          -          -        (786)       (786)      1,053         267
                                             --------   --------   --------   --------    --------    --------    --------    --------

BALANCE - DECEMBER 31, 2008                     1,113     59,056        247        369     111,447     172,232      13,350     185,582
                                             ========   ========   ========   ========    ========    ========    ========    ========

                                     F - 4

                G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (NIS IN THOUSANDS)

                                                                             YEAR ENDED DECEMBER 31,
                                                                       ----------------------------------
                                                                        2 0 0 8      2 0 0 7    2 0 0 8(*)
                                                                       --------     --------     --------
                                                                                NIS             US DOLLARS
                                                                       ---------------------     --------
                                                                                 (IN THOUSANDS)
                                                                       ----------------------------------

CASH FLOWS - OPERATING ACTIVITIES
Profit for the year                                                         267        4,639           71
Adjustments to reconcile net profit to net cash used in operating
activities(Appendix A)                                                   18,613        3,303        4,894
                                                                       --------     --------     --------

NET CASH FROM OPERATING ACTIVITIES                                       18,880        7,942        4,965
                                                                       --------     --------     --------

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment                              (3,315)     (11,259)        (872)
Proceeds from sale of property plant and Equipment                          249           16           65
Additions to intangible assets                                             (300)           -          (79)
Additions to prepaid expenses                                            (1,579)           -         (415)
Long term deposit, net                                                       61         (131)          16
Proceeds from realization (purchase) of marketable securities, net       16,714      (17,378)       4,396
Purchase of additional shares in subsidiary                              (9,250)        (182)      (2,433)
Purchase of subsidiaries                                                 (5,664)     (15,400)      (1,489)
                                                                       --------     --------     --------

NET CASH USED IN INVESTING ACTIVITIES                                    (3,084)     (44,334)        (811)
                                                                       --------     --------     --------

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank credit, net                                                (475)           -         (125)
Repayment of loans                                                       (4,734)           -       (1,245)
Proceeds of loans                                                         6,803        6,781        1,789
Dividend paid to noncontrolling interests                                  (269)           -          (70)
                                                                       --------     --------     --------

NET CASH USED IN FINANCING ACTIVITIES                                     1,325        6,781          349
                                                                       ========     ========     ========

INCREASE IN CASH AND CASH EQUIVALENTS                                    17,121      (29,611)       4,503

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL PERIOD       61,649       91,398       16,215

NET FOREIGN EXCHANGE DIFFERENCE ON CASH AND CASH EQUIVALENTS                (21)        (138)          (5)
                                                                       --------     --------     --------

CASH AND CASH EQUIVALENTS OF THE END OF THE FINANCIAL PERIOD             78,749       61,649       20,713
                                                                       ========     ========     ========

(*)  Convenience Translation into U.S. Dollars.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                     F - 5

               G. WILLI-FOOD INTERNATIONAL LTD. AND SUBSIDIARIES
              APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (NIS IN THOUSANDS)

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                -------------------------------
                                                                                 2008        2007       2008(*)
                                                                                -------     -------     -------
                                                                                        NIS            US DOLLARS
                                                                                -------------------     -------
                                                                                        (IN THOUSANDS)
                                                                                -------------------------------

A.     ADJUSTMENTS TO RECONCILE NET PROFIT TO NET CASH PROVIDED BY (USED IN)
       OPERATING ACTIVITIES

       Revaluation of loans from banks and others                                   963           -         252
       Deferred income taxes                                                       (505)       (433)       (133)
       Unrealized loss (gain) on marketable securities                            5,186          56       1,364
       Depreciation and amortization                                              6,174       5,574       1,624
       Capital loss (gain) on disposal of property
       plant and equipment                                                          264         (16)         69
       Employees benefit, net                                                       545        (122)        143
       Change in value of warrants to issue shares                               (1,035)       (767)       (272)

       CHANGES IN ASSETS AND LIABILITIES:
       Increase in trade receivables and other receivables                       (4,179)    (11,622)     (1,099)
       Increase in inventories                                                     (377)     (2,568)        (99)
       Increase in trade and other payables, and other current liabilities       11,577      13,201       3,045
                                                                                -------     -------     -------

                                                                                 18,613       3,303       4,894
                                                                                =======     =======     =======

SUPPLEMENTAL CASH FLOW INFORMATION:

Interest paid                                                                       835         104         220
Income tax paid                                                                   3,736       7,645         983

(*)  Convenience Translation Into U.S. Dollars.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                     F - 6

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL

     A.   DESCRIPTION OF BUSINESS

          G. Willi-Food International Ltd. ("the Company") was incorporated in
          Israel in January 1994 and is engaged in the import, export, marketing and distribution of food products.

          The Company is a subsidiary of Willi-Food Investments Ltd. ("the parent company"). The shares of the parent company are registered for trade on the Tel-Aviv Stock Exchange.

          The financial statements are prepared in accordance with the Israeli
          Securities Regulations (Preparation of Annual Financial Statements),
          1993.

     B.   DEFINITIONS:

          THE COMPANY              -   G. WILLI-FOOD INTERNATIONAL LTD.

          THE GROUP                -   the Company and its Subsidiaries, a list
                                       of which is presented in Note 5.

          SUBSIDIARIES             -   companies in which the Company exercises
                                       control (as defined by IAS 27), and whose
                                       financial statements are fully
                                       consolidated with those of the Company.

          RELATED PARTIES          -   as defined by IAS 24.

          INTERESTED PARTIES       -   as defined in the Israeli Securities law
                                       and Regulations, 1968.

          CONTROLLING SHAREHOLDER  -   as defined in the Israeli Securities law
                                       and Regulations, 1968.

          NIS                      -   New Israeli Shekel.

          CPI                      -   the Israeli consumer price index.

          DOLLAR                   -   the U.S. dollar.

          EURO                     -   the United European currency.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A.   APPLYING INTERNATIONAL ACCOUNTING STANDARDS (IFRS)

          (1)  STATEMENT OF COMPLIANCE

               The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards
               ("IFRSs") as issued by the International Accounting Standards
               Board ("IASB").

          (2)  FIRST TIME IFRS STANDARDS ADOPTION

               According to standard No. 29 "Adoption of International Financial
               Reporting Standards" - IFRS ("standard No. 29"), the Company applies International Financial Reporting Standards and
               interpretations of the committee of the International Accounting
               Standard Board (IASB) Starting January 1, 2008.

                                     F - 7

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     A.   APPLYING INTERNATIONAL ACCOUNTING STANDARDS (IFRS) (CONT)

          (2)  FIRST TIME IFRS STANDARDS ADOPTION (CONT)

               According to standard No. 29 "Adoption of International Financial
               Reporting Standards" - IFRS ("standard No. 29"), the Company applies International Financial Reporting Standards and
               interpretations of the committee of the International Accounting
               Standard Board (IASB) Starting January 1, 2008.

               In compliance with the mentioned above, the financial statements, as of December 31, 2008 and for the year then ended, including all previous reporting periods have been prepared in accordance with International Financial Reporting Standards and
               interpretations published by the International Accounting
               Standard Board (IASB).

               In these financial statements the Company applied IFRS 1 "First time Adoption of International Financial Reporting Standards"
               ("IFRS No. 1"), which determines instructions for first time implementation of IFRS.

               According to IFRS No. 1 the transition date for the purpose of implementing IFRS standards commenced January 1, 2007.

               The Company has applied in a retroactive manner the IFRS
               standards for all reporting periods presented in the financial statements. The Company implemented the IFRS standards which have been published as of the preparation date of the Financial
               Statements and expected to be effective as of December 31, 2008.
               While applying the said transition instructions the Company chose to apply two relieves allowed under IFRS 1. See note 30.

               Until the adoption of IFRS the Company conducted the Financial
               Reporting in accordance with the Israeli GAAP. The annual
               financial statements as of December 31, 2007 and for the periods then ended were prepared under the Israeli GAAP standards. The comparative financial statements were represented in the
               financial statements in accordance to the IFRS standards. See note 30 for the relevant material adjustments between the Israeli
               GAAP and the IFRS.

     B.   BASIS OF PREPARATION

          Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceased to be hyper-inflationary and the Company no longer adjusted its financial statements to the
          U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

          o    Assets and liabilities measured by fair value: financial assets measured by fair value recorded directly as profit or loss.

          o    Non-current assets are measured at the lower of their previous carrying amount and fair value less costs of sale.

          o    Inventories are stated at the lower of cost and net realizable value.

          o    Property, plant and equipment and intangibles assets are
               presented at the lower of the cost less accumulated amortizations and the recoverable amount.

          o    Liabilities to employees as described in note 12.

                                     F - 8

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     C.   FOREIGN CURRENCIES

          The individual financial statements of each group entity are presented in New Israeli Shekel the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements are also presented in the New
          Israeli Shekel ("NIS"), which is the functional currency of the
          Company and the presentation currency for the consolidated financial statements.

          In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency
          (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. (Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined). Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

          Exchange differences are recognised in profit or loss in the period in which they accrue.

          (1)  FUNCTIONAL AND PRESENTATION CURRENCY

               Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (`the functional, currency'). The consolidated financial statements are presented in `NIS', which is the company's functional and the group's presentation currency.

          (2)  TRANSACTIONS AND BALANCES

               Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign
               currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

     D.   CASH AND CASH EQUIVALENTS

          Cash equivalents include unrestricted liquid deposits, maturity period of which, as at the date of investments therein, does not exceed three months.

                                     F - 9

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     E.   BASIS OF CONSOLIDATION

          (1)  GENERAL

               The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company
               (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

               Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

               All intra-group transactions, balances, income and expenses are eliminated in full.

               For the effect of the issuance of IAS 27 (revised) "Consolidated and Separate Financial Statements" see note 2Y below.

          (2)  NONCONTROLLING INTEREST

               In instances that the Group acquires noncontrolling interest, the excess of cost of acquired interest over the carrying value is recognized as goodwill In cases of excess of carrying value over the cost, such amount is recorded in earnings.

               When the Group interest is reduced, without loss of control
               (either by sale or by issuance of shares by the subsidiary) the differences between the consideration received and the book value of the Group's sold is recognized in income statements.

               The group applies a policy of treating transactions with
               noncontrolling interests as transactions with parties external to the group. Disposals to noncontrolling interests result in gains and losses for the group and are recorded in the income
               statement. Purchases from noncontrolling interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

     F.   BUSINESS COMBINATION

          Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business
          Combinations are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current
          Assets Held for Sale and Discontinued Operations, which are recognised and measured at fair value less costs to sell.

          Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

          The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

                                     F - 10

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     G.   GOODWILL

          Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

          For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired.
          If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

          On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

     H.   PROPERTY, PLANT AND EQUIPMENT

          Property, plant and equipments are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The
          Company presents its property, plant and equipments items according to the cost model.

          Under the cost method - a property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the assets acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

          Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any extention period, where the Company intends to exercise such option, or their useful life.

          The annual depreciation and amortization rates are:

                                                         %
                                                       -----

          construction                                   4
          Motor vehicles                               15-20       (mainly 20%)
          Office furniture and equipment                6-15       (mainly 15%)
          Computers                                    20-33       (mainly 33%)
          Machinery and equipment                        10

          The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

                                     F - 11

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     I.   INTANGIBLE ASSETS ACQUIRED IN A BUSINESS COMBINATION

          An intangible asset is an identifiable non-monetary asset without physical substance. Intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably. The cost of such intangible assets is their fair value at the acquisition date.

          Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately.

          An intangible asset with an indefinite useful life shall not be amortized.

          In accordance with IAS 36, an entity is required to test an intangible asset with an indefinite useful life for impairment by comparing its recoverable amount with its carrying amount:

          (a)  annually, and

          (b)  whenever there is an indication that the intangible asset may be impaired.

          Intangible assets with a finite useful life are stated at cost less accumulated amortization and accumulated impairment losses.
          Amortization is charged according to the straight-line method over their estimated useful life. See also Note 9

          Useful lives of Intangible assets:

                                                                        YEARS
                                                                        -----

          INTANGIBLE ASSETS ACQUIRED IN A BUSINESS COMBINATION:
          Technology knowledge                                            10
          Customers relationship                                          15
          Trade name                                                      25
          OTHER INTANGIBLE ASSET:
          Trade name                                                       7

     J.   IMPAIRMENT OF TANGIBLE AND INTANGIBLE ASSETS EXCLUDING GOODWILL

          At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

          Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

          Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

                                     F - 12

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     J.   IMPAIRMENT OF TANGIBLE AND INTANGIBLE ASSETS EXCLUDING GOODWILL
          (CONT.)

          If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount.
          An impairment loss is recognised immediately in profit or loss.

          Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss.

     K.   INVENTORIES

          Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

          Inventories are stated at the lower of cost and net realizable value.
          Cost of inventories includes all the cost of purchase, direct labor, fixed and variable production over heads and other cost that are incurred, in bringing the inventories to their present location and condition.

          Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

          Cost determined as follows:

          Raw material, components and packaging  -  by the "first-in, first-out" method;

          Processing goods                        -  cost of materials plus
                                                     labor

          finished products                       -  on the basis of standard
                                                     cost which approximates
                                                     actual production cost
                                                     (materials, labor and
                                                     indirect manufacturing
                                                     costs).

          Products                                -  weighted average method

     L.   FINANCIAL ASSETS

          (1)  GENERAL

               Investments are recognized and derecognized on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as fair value through profit or loss, which are initially measured at fair value.

               Financial assets are classified into the following specified categories:

               o    Financial assets 'at fair value through profit or loss'
                    (FVTPL)

               o    Loans and receivables

                                     F - 13

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     L.   FINANCIAL ASSETS (CONT.)

          (2)  FINANCIAL ASSETS AT FVTPL

               Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

               A financial asset is classified as held for trading if:

               o    it has been acquired principally for the purpose of selling in the near future; or

               o    it is a part of an identified portfolio of financial
                    instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

               o    it is a derivative that is not designated and effective as a hedging instrument.

               Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

          (3)  LOANS AND RECEIVABLES

               Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

          (4)  IMPAIRMENT OF FINANCIAL ASSETS

               Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date.

               Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

               For all other financial assets, an objective evidence of
               impairment could include:

               o    Significant financial difficulty of the issuer or
                    counterparty; or

               o    Default or delinquency in interest or principal payments; or

               o    It becoming probable that the borrower will enter bankruptcy or financial re-organization.

               For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate.

               The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account.

               When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the
               allowance account are recognized in profit or loss.

               In a subsequent period, the amount of the impairment loss
               decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

                                     F - 14

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     M.   FINANCIAL LIABILITIES AND EQUITY INSTRUMENTS ISSUED BY THE GROUP

          (1)  Classification as debt or equity

               Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

               An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

               Financial liabilities are classified as either financial
               liabilities 'at FVTPL' or 'other financial liabilities'.

          (2)  Convertible debentures

               The component parts of convertible debentures are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar
               non-convertible instrument. This amount is recorded as a
               liability on an amortized cost basis until extinguished upon conversion or at the instrument's maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the convertible debentures as a whole. This is recognized and included in equity and is not subsequently remeasured.

          (3)  CONSUMER PRICE INDEX FINANCIAL LIABILITIES

               The Company has Consumer Price Index ("CPI")-linked financial liabilities that are not measured at fair value through profit or loss. For those liabilities, the Company determines the effective interest rate as a real rate plus linkage differences according to the actual changes in the CPI up to the balance sheet date.

     N.   DERIVATIVE FINANCIAL INSTRUMENTS

          The Group enters into a certain derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps.

          Further details of derivative financial instruments are disclosed in note 25.

          Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as either hedges of the fair value of recognized assets or liabilities or firm commitments (fair value hedges), hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments(cash flow hedges), or hedges of net investments in foreign operations.

          A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

                                     F - 15

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     O.   EMBEDDED DERIVATIVES

          Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value with changes in fair value recognized in profit or loss.

     P.   FORWARDS

          Changes in the fair value of forwards transactions are recorded in profit or loss immediately as they occurred.

     Q    REVENUE RECOGNITION

          Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

          (1)  SALE OF GOODS

               Revenue from the sale of goods is recognised when all the
               following conditions are satisfied:

               o    The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

               o    The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor
                    effective control over the goods sold

               o    The amount of revenue can be measured reliably;

               o    It is probable that the economic benefits associated with
                    the transaction will flow to the entity; and

               o    The costs incurred or to be incurred in respect of the
                    transaction can be measured reliably.

          (2)  INTEREST REVENUE

               Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate
               applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

          (3)  DIVIDEND REVENUE

               Dividend revenue from investments is recognised when the
               shareholder's right to receive payment has been established.

                                     F - 16

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     R    LEASING

          (1)  GENERAL

               Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of
               ownership to the lessee. All other leases are classified as operating leases.

          (2)  THE GROUP AS LESSEE

               Assets held under finance leases are initially recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

               Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.
               Finance charges are charged directly to profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Group's general policy on borrowing costs.

               Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

               Contingent rentals arising under operating leases are recognised as an expense in the period in which they are incurred.

               In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability.

               The aggregate benefit of incentives is recognised as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

          S    PROVISIONS

               Provisions are recognized when the Group has a present obligation
               (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the
               obligation, and a reliable estimate can be made of the amount of the obligation.

               The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and
               uncertainties surrounding the obligation.

               Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

               When some or all of the economic benefits to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that
               reimbursement will be received and the amount of the receivable can be measured reliably.

                                     F - 17

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     T.   SHARE-BASED PAYMENTS

          Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

          The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of equity instruments that will eventually vest.

          At each balance sheet date, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to the equity-settled employee benefits reserve.

          Equity-settled share-based payment transactions with other parties are measured at the fair value of the goods or services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

          For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognized at the current fair value determined at each balance sheet date.

          Through the liability settlement, the Company shall re-measure the fair value of the liability at each reporting date and at the date of settlement, with any changes in the fair value is to be recognized in profit or loss for the period.

     U.   TAXATION

          Income tax expense represents the sum of the tax currently payable and deferred tax.

          (1)  CURRENT TAX

               The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

          (2)  DEFERRED TAX

               Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

               The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

                                     F - 18

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     U.   TAXATION (CONT.)

          (2)  DEFERRED TAX (CONT.)

               Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and
               liabilities.

               Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

          (3)  CURRENT AND DEFERRED TAX FOR THE PERIOD

               Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax is also
               recognized directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the
               acquirer's interest in the net fair value of the acquirer's identifiable assets, liabilities and contingent liabilities over the cost of the business combination.

     V.   EMPLOYEE BENEFITS

          (1)  POST-EMPLOYMENT BENEFITS

               The Group's POST-EMPLOYMENT BENEFITS include: benefits to
               retirees and liabilities for severance benefits. The Group's post-employment benefits are classified as DEFINED BENEFIT PLANS.

               Expenses in respect of a DEFINED BENEFIT PLAN are carried to the income statement in accordance with the PROJECTED UNIT CREDIT
               METHOD, while using actuarial estimates that are performed at each balance sheet date. The current value of the Group's
               obligation in respect of the defined benefit plan is determined by discounting the future projected cash flows from the plan by the market yields on government bonds, denominated in the
               currency in which the benefits in respect of the plan will be paid, and whose redemption periods are approximately identical to the projected settlement dates of the plan.

               Actuarial profits and losses are recognized in earning when incurred.

               The Group's liability in respect of the DEFINED BENEFIT PLAN which is presented in the Group's balance sheet, includes the current value of the obligation in respect of the defined
               benefit, net of the fair value of the DEFINED BENEFIT PLAN assets.

          (2)  SHORT TERM EMPLOYEE BENEFITS

               Short term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that does not exceed 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

               Short term company benefits include the company's liability for short term absences, payment of grants, bonuses and compensation.
               These benefits are recorded to the statement of operations when created. The benefits are measured on a non capitalized basis.
               The difference between the amount of the short term benefits to which the employee is entitled and the amount paid is therefore recognized as an asset or liability.

                                     F - 19

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     W.   EARNINGS (LOSS) PER SHARE

          Basic earnings (loss) per share is computed with regard to income or loss attributable to the Company's ordinary shareholders, and is calculated for income (loss) from continuing operations attributable to the ordinary shareholders of the reported entity, should such be presented. Basic earnings per share is to be computed by dividing income(loss) attributed to holders of ordinary shares of the Company
          (numerator), by the weighted average of the outstanding ordinary shares (denominator) during the period.

          In the computation of diluted earnings per share, the Company adjusted its income (loss) attributable to its ordinary shareholders for its share in income (loss) of investees by multiplying their diluted EPS by the Company's holding in the investees including its holding in dilutive potential ordinary share of the investee and the weighted average of the outstanding shares for the effects of all the dilutive potential ordinary shares of the Company.

     X.   ECHANGE RATES AND LINKAGE BASIS

          (1)  Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel, that were prevailing at the balance sheet date.

          (2)  Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and in the Israeli CPI:

                                        REPRESENTATIVE    REPRESENTATIVE
                                         EXCHANGE RATE   EXCHANGE RATE OF         CPI
                                         OF THE EURO        THE DOLLAR       "IN RESPECT OF"
AS OF:                                   (NIS PER €1)       (NIS PER $1)       (IN POINTS)
                                          ----------         ----------         ----------

December 31, 2008                          5.2973              3.802             110.44
December 31, 2007                          5.6592              3.846             106.40

INCREASE (DECREASE) DURING THE:               %                  %                  %
                                          ----------         ----------         ----------

Year ended December 31, 2008                 (6.4)             (1.14)               3.8
Year ended December 31, 2007                 1.71              (8.97)               3.4

Y.   ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

     (1)  STANDARDS AND INTERPRETATIONS WHICH ARE EFFECTIVE AND HAVE BEEN
          APPLIED IN THESE FINANCIAL STATEMENTS.

          Three Interpretations issued by the International Financial Reporting
          Interpretations Committee are effective for the current period, these are:

          o    IFRIC 11    IFRS 2: Group and Treasury Share Transactions
                           (effective 1 March 2007);

          o    IFRIC 12    Service Concession Arrangements (effective 1 January
                           2008);

          o    IFRIC 14    IAS 19 - The Limit on a Defined Benefit Asset,
                           Minimum Funding Requirements and their Interaction
                           (effective 1 January 2008).

          The adoption of the Interpretations has not led to any changes in the
          Group's accounting policies.

                                     F - 20

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     Y.   ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS (CONT.)

          (2)  STANDARDS AND INTERPRETATIONS WHICH HAVE NOT BEEN APPLIED IN
               THESE FINANCIAL STATEMENTS WERE IN ISSUE BUT NOT YET EFFECTIVE

               At the date of authorization of these financial statements, other than the Standards and Interpretations adopted by the Group in advance of their effective dates the following Interpretations were in issue but not yet effective:

               IAS 1 (AMENDED) "PRESENTATION OF FINANCIAL STATEMENTS"

               The standard stipulates the presentation required in the
               financial statements, and itemizes a general framework for the structure of the financial statements and the minimal contents which must be included in the context of the report. Changes have been made to the existing presentation format of the financial statements, and the presentation and disclosure requirements for the financial statements have been broadened, including the presentation of an additional report in the framework of the financial statements known as the "report of comprehensive income", and the addition of a balance sheet as of the beginning of the earliest period that was presented in the financial statements, in cases of changes in accounting policy by means of retroactive implementation, in cases of restatement and in cases of reclassifications.

               The standard will be effective for reporting periods beginning from January 1, 2009. The standard permits earlier application.

               At this stage, the management of the Group is examining the influence of this standard on the Company's financial statements.

               IAS 23 (AMENDED) "BORROWING COSTS"

               The standard stipulates the accounting treatment of borrowing costs. In the context of the amendment to this standard, the possibility of immediately recognizing borrowing costs related to assets with an uncommon period of eligibility or construction in the statement of operations was cancelled. The standard will apply to borrowing costs that relate to eligible assets as to which the capitalization period began from January 1, 2009. The standard permits earlier implementation. At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

               IAS 27 (AMENDED) "CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS"

               The standard prescribes the rules for the accounting treatment of consolidated and separate financial statements. Among other things, the standard stipulates that transactions with minority shareholders, in the context of which the company holds control of the subsidiary before and after the transaction, will be treated as capital transactions. In the context of transactions, subsequent to which the company loses control in the subsidiary, the remaining investment is to be measured as of the date that control is lost, at fair value, with the difference as compared to book value to be recorded to the statement of operations. The noncontrolling interest in the losses of a subsidiary, which exceed its share in shareholders' equity, will be allocated to it in every case, while ignoring its obligations and ability to make additional investments in the subsidiary.

               The provisions of the standard apply to annual financial
               reporting periods which start on January 1, 2010 and thereafter.
               Earlier adoption is permitted, on the condition that it will be done simultaneous with early adoption of IFRS 3 (amended). The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively. At this stage, the management of the
               Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the
               Group.

                                     F - 21

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     Y.   ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS (CONT.)

          (2)  STANDARDS AND INTERPRETATIONS WHICH HAVE NOT BEEN APPLIED IN
               THESE FINANCIAL STATEMENTS WERE IN ISSUE BUT NOT YET EFFECTIVE

               IFRS 3 (AMENDED) "BUSINESS COMBINATIONS"

               The new standard stipulates the rules for the accounting
               treatment of business combinations. Among other things, the standard determines measurement rules for contingent
               consideration in business combinations which is to be measured as a derivative financial instrument. The transaction costs directly connected with the business combination will be recorded to the statement of operations when incurred. Noncontrolling interests will be measured at the time of the business combination to the extent of their share in the fair value of the assets, including goodwill, liabilities and contingent liabilities of the acquired entity, or to the extent of their share in the fair value of the net assets, as aforementioned, but excluding their share in goodwill.

               As for business combinations where control is achieved after a number of acquisitions (acquisition in stages), the earlier purchases of the acquired company will be measured at the time that control is achieved at their fair value, while recording the difference to the statement of operations.

               The standard will apply to business combinations that take place from January 1, 2010 and thereafter. Earlier adoption is
               possible, on the condition that it will be simultaneous with early adoption of IAS 27 (amended).

               At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

               IFRIC 13, CUSTOMER LOYALTY PROGRAMS

               The clarification stipulates that transactions for the sale of goods and services, for which the company confers reward grants to its customers, will be treated as multiple component
               transactions and the payment received from the customer will be allocated between the different components, based upon the fair value of the reward grants. The consideration attributed to the grant will be recognized as revenue when the reward grants are redeemed and the company has made a commitment to provide the grants.

               The directives of the clarification apply to annual reporting periods commencing on January 1, 2009. Earlier implementation is permissible.

               At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

               AMENDMENT TO IAS 32, FINANCIAL INSTRUMENTS: PRESENTATION, AND IAS
               1, PRESENTATION OF FINANCIAL STATEMENTS

               The amendment to IAS 32 changes the definition of a financial liability, financial asset and capital instrument and determines that certain financial instruments, which are exercisable by their holder, will be classified as capital instruments.

               The provisions of the standard apply to annual financial
               reporting periods which start on January 1, 2009 and thereafter.
               Earlier adoption is permitted.

               At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

               IFRS 1 "FIRST TIME ADOPTION OF IFRS" AND IAS 27 "CONSOLIDATED AND
               SEPARATE FINANCIAL STATEMENTS"

               The amendment states, among other things, the method in which the measurement of the investments in subsidiaries, associated entities and joint control entities should be applied at first time adopting IFRS, and the method in which income from dividends received should be recognized.

               The amendment is effective for annual periods commencing January
               1, 2009.

               At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

                                     F - 22

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 3 - SIGNIFICANT ACCOUNTING JUDGEMENT AND KEY SOURCES OF ESTIMATION

     A.   GENERAL

          In the application of the Group's accounting policies, which are described in Note 2, the management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

          The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

     B.   SIGNIFICANT JUDGMENTS IN APPLYING ACCOUNTING POLICIES

          The following are the significant judgments, apart from those involving estimations (see below), that the management have made in the process of applying the entity's accounting policies and that have the most significant effect on the amounts recognized in financial statements.

          o    Useful lives of property, plant and equipment - As described at
               2H above, the Group reviews the estimated useful lives of
               property, plant and equipment at the end of each annual reporting period.

          o    Impairment of goodwill - Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

               The carrying amount of goodwill at the balance sheet date was NIS
               3,829 thousand (USD 1,007 thousand).

          o    Deferred taxes- the company recognizes deferred tax assets for all of the deductible temporary differences up to the amount as to which it is anticipated that there will be taxable income against which the temporary difference will be deductible. During each period, for purposes of calculation of the utilizable temporary difference, management uses estimates and
               approximations as a basis which it evaluates each period.

          o    Measurement of obligation for employee benefits.

NOTE 4 - CURRENT ASSETS

     A.   CASH AND CASH EQUIVALENTS - COMPOSITION

                                         DECEMBER 31,
                             ----------------------------------
                             2 0 0 8      2 0 0 7      2 0 0 8(*)
                             --------     --------     --------
                                      NIS             US DOLLARS
                             ---------------------     --------
                                       (IN THOUSANDS)
                             ----------------------------------

Cash in bank                    6,611       11,343        1,739
Short-term bank deposits       72,138       50,306       18,974
                             --------     --------     --------

Total cash                     78,749       61,649       20,713
                             ========     ========     ========

                                     F - 23

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 4 - CURRENT ASSETS (CONT.)

     B.   OTHER FINANCIAL ASSETS

                                                                          CURRENT
                                                             ----------------------------------
                                                                         DECEMBER 31,
                                                             ----------------------------------
                                                              2 0 0 8      2 0 0 7    2 0 0 8(*)
                                                             --------     --------     --------
                                                                      NIS             US DOLLARS
                                                             ---------------------     --------
                                                                       (IN THOUSANDS)
                                                             ----------------------------------

FINANCIAL ASSETS CARRIED AT FAIR VALUE THROUGH PROFIT OR
  LOSS (FVTPL)
Non-derivative financial assets designated as at FVTPL
Shares                                                            882        3,726          232
Governmental loan and other bonds                               1,526       11,475          401
Certificate of participation in mutual fund                     6,959       16,066        1,831

DERIVATIVES                                                        77            -           20
                                                             --------     --------     --------
                                                                9,444       31,267        2,484
                                                             --------     --------     --------

     C.   TRADE RECEIVABLES

          (1)  COMPOSITION

                                                                         DECEMBER 31,
                                                             ----------------------------------
                                                              2 0 0 8     2 0 0 7     2 0 0 8(*)
                                                             --------     --------     --------
                                                                      NIS             US DOLLARS
                                                             ---------------------     --------
                                                                       (IN THOUSANDS)
                                                             ----------------------------------

       Open accounts                                           56,655       42,488       14,901
       Credit cards company                                        97          261           26
       Checks receivable                                       24,005       23,731        6,314
                                                             --------     --------     --------
                                                               80,757       66,480       21,241
       Less - allowance for doubtful accounts                   1,158        2,682          305
                                                             --------     --------     --------
                                                               79,599       63,798       20,936
                                                             ========     ========     ========

               The average credit period on sales of goods is 81 days. Trade receivables are provided for based on estimated irrecoverable amounts from the sale of goods, determined by reference to past default experience.

               Before accepting any new customer, the Group asses the potential customer's credit quality and defines credit limits by customer.

               Of the trade receivables balance at the end of the year, NIS 8.3 million (2007: NIS 7.2 million) is due from Company A, the
               Group's largest customer. There are no other customers who represent more than 10% of the total balance of trade
               receivables.

               Included in the Group's trade receivable balance are debtors with a carrying amount of NIS 0.7 million which are past due at the reporting date for which the Group has not provided allowance for doubtful accounts as there has not been a significant change in credit quality and the amounts are still considered recoverable.
               The Group does not hold any collateral over these balances.

                                     F - 24

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 4 - CURRENT ASSETS (CONT.)

     C.   TRADE RECEIVABLES

          (2)  AGING OF PAST DUE BUT NOT IMPAIRED

                                                                      DECEMBER 31,
                                                         -----------------------------------
                                                          2 0 0 8       2 0 0 7    2 0 0 8(*)
                                                         --------      --------     --------
                                                                  NIS              US DOLLARS
                                                         ----------------------     --------
                                                                    (IN THOUSANDS)
                                                         -----------------------------------

0-120 days                                                    587           447          154
120-150 days                                                  137           395           36
150 days and above                                              -         2,882            -
                                                         --------      --------     --------
Total                                                         724         3,724          190
                                                         ========      ========     ========

          (3)  MOVEMENT IN THE ALLOWANCE FOR DOUBTFUL DEBTS

                                                                      DECEMBER 31,
                                                         -----------------------------------
                                                          2 0 0 8       2 0 0 7    2 0 0 8(*)
                                                         --------      --------     --------
                                                                  NIS              US DOLLARS
                                                         ----------------------     --------
                                                                    (IN THOUSANDS)
                                                         -----------------------------------

Balance at beginning of the year                            2,682           206          705
Increase relating to subsidiary consolidated for
      the first time                                          164             -           43
Amounts written off as uncollectible                       (2,482)            -         (652)
Change in allowance doubtful debts                            794         2,476          209
                                                         --------      --------     --------
Balance at end of the year                                  1,158         2,682          305
                                                         ========      ========     ========

     D.   OTHER RECEIVABLES

                                                                      DECEMBER 31,
                                                         -----------------------------------
                                                          2 0 0 8       2 0 0 7    2 0 0 8(*)
                                                         --------      --------     --------
                                                                  NIS              US DOLLARS
                                                         ----------------------     --------
                                                                    (IN THOUSANDS)
                                                         -----------------------------------

Prepaid expenses                                              438           647          116
Income receivables                                            377            41           99
Derivatives at fair value                                      77             -           20
Government authorities                                        613           554          161
Advances to suppliers                                         597           370          157
Others                                                      1,885             -          496
                                                         --------      --------     --------
                                                            3,987         1,612        1,049
                                                         ========      ========     ========

     E.   INVENTORIES

                                                                      DECEMBER 31,
                                                         -----------------------------------
                                                          2 0 0 8       2 0 0 7    2 0 0 8(*)
                                                         --------      --------     --------
                                                                  NIS              US DOLLARS
                                                         ----------------------     --------
                                                                    (IN THOUSANDS)
                                                         -----------------------------------

Raw and auxiliary materials                                 2,573             -          677
Finished products and goods in process                     29,082        29,166        7,649
                                                         --------      --------     --------
                                                           31,655        29,166        8,326
                                                         ========      ========     ========

Advances to suppliers                                       2,762         1,854          726
                                                         ========      ========     ========

                                                           34,417        31,020        9,052
                                                         ========      ========     ========

          The inventories are presented net of impairment provision.

                                     F - 25

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 4 - CURRENT ASSETS (CONT.)

     F.   OTHER RECEIVABLES

          BREAKDOWN BASED ON LINKAGE CONDITIONS:

                                                          DECEMBER 31,
                                              ----------------------------------
                                               2 0 0 8      2 0 0 7     2 0 0 8(*)
                                              --------     --------     --------
                                                       NIS             US DOLLARS
                                              ---------------------     --------
                                                        (IN THOUSANDS)
                                              ----------------------------------

MONETARY ITEMS:
CPI linked                                       5,349        9,489        1,407
Linked or denominated in foreign currency       22,339       25,051        5,876
Not linked                                     145,435      123,731       38,252
                                              --------     --------     --------

                                               173,123      158,271       45,535
                                              --------     --------     --------
NON-MONETARY ITEMS                              35,452       31,983        9,325
                                               208,575      190,254       54,860
                                              ========     ========     ========

NOTE 5 - INVESTMENTS IN SUBSIDIARIES

     A.   CONSOLIDATED SUBSIDIARIES

          The consolidated financial statements as of December 31, 2008, include the financial statements of the following Subsidiaries:

                                                        OWNERSHIP AND CONTROL
                                                         ------------------
                                                          AS OF DECEMBER 31,
                                                               2 0 0 8
                                                         ------------------
                                                                  %
                                                         ------------------

Gold Frost Ltd ("GOLDFROST")                                    89.99
Shamir Salads (2006) Ltd ("SHAMIR SALADS")                      51.00
WF Kosher Food Distributors Ltd. ("WF")                        100.00
Y.L.W. Baron international trading Ltd. ("BARON")               50.10
W.F.D. Ltd.                                                    100.00
Willi-food frozen products Ltd.                                100.00

Goldfrost's subsidiary
Dairy distributor in Denmark ("THE DISTRIBUTOR")                51.00

NOTE 6 - PREPAID LONG-TERM LEASE

     The Company entered into a long term lease agreement with the ILA with respect to a parcel of land which its facilities were constructed. The prepaid lease payments amounted to NIS 10,741 in thousands, and are amortized over the lease period.

                                     F - 26

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 7 - PROPERTY PLANT AND EQUIPMENT

                                                                                                     OFFICE
                                                                                                    FURNITURE,
                                                           MACHINERY                                COMPUTERS
                                                              AND         MOTOR       LEASEHOLD        AND
                                               BUILDING    EQUIPMENT     VEHICLES    IMPROVEMENTS   EQUIPMENT       TOTAL
                                               --------     --------     --------      --------      --------      --------

CONSOLIDATED

COST:
Balance - January 1, 2007                        27,485          755        6,784           311         3,137        38,472
Changes during 2007
   Additions                                      3,431          255        1,891             -           744         6,321
   Dispositions                                       -            -         (105)         (311)            -          (416)
   Balances relating to subsidiary
   consolidated for the first time                    -            -            -             -           208           208
   Effect of foreign currency exchange
   differences                                        -            -            -             -           (16)          (16)
                                               --------     --------     --------      --------      --------      --------
Balance - December 31, 2007                      30,916        1,010        8,570             -         4,073        44,569

Changes during 2008:
   Additions                                        610        1,934          487             8           276         3,315
   Dispositions                                       -            -         (583)            -          (265)         (848)
   Balances relating to subsidiary
   consolidated for the first time                    -        6,142        1,696           348           358         8,544
   Effect of foreign currency exchange
   differences                                        -            -           (6)            -             -            (6)
                                               --------     --------     --------      --------      --------      --------
Balance - December 31, 2008                      31,526        9,086       10,164           356         4,442        55,574
                                               --------     --------     --------      --------      --------      --------

ACCUMULATED DEPRECIATION:
   Balance - January 1, 2007                          -            -        4,104           307         2,031         6,442
   Changes during 2007:
   Additions                                        842           64        1,048             4           371         2,329
   Dispositions                                       -            -         (105)         (311)            -          (416)
                                               --------     --------     --------      --------      --------      --------
Balance - December 31, 2007                         842           64        5,047             -         2,402         8,355

Changes during 2008:
   Additions                                      1,420          763        1,362            36           621         4,202
   Dispositions                                       -            -         (304)            -            (8)         (312)
   Balances relating to subsidiary
   consolidated for the first time                    -          830          251             2           129         1,212
   Effect of foreign currency exchange
   differences                                        -            -           10             -             -            10
                                               --------     --------     --------      --------      --------      --------
Balance - December 31, 2008                       2,262        1,657        6,366            38         3,144        13,467
                                               ========     ========     ========      ========      ========      ========
Net book value:
December 31, 2008                                29,264        7,429        3,798           318         1,298        42,107
                                               ========     ========     ========      ========      ========      ========

December 31, 2007                                30,074          946        3,523             -         1,671        36,214
                                               ========     ========     ========      ========      ========      ========

Net book value (Dollars in thousands):
December 31, 2008                                 7,697        1,954          999            84           341        11,075
                                               ========     ========     ========      ========      ========      ========

                                     F - 27

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 8 - GOODWILL

     A.   COMPOSITION

                                                                        DECEMBER 31,
                                                             ----------------------------------
                                                             2 0 0 8       2 0 0 7    2 0 0 8(*)
                                                             --------     --------     --------
                                                                      NIS             US DOLLARS
                                                             ---------------------     --------
                                                                       (IN THOUSANDS)
                                                             ----------------------------------

COST
Balance at beginning of year                                    4,884            -        1,284
Additional amounts recognised from business combinations
occurring during the year                                       3,101        4,848          815
Additional amounts recognized from acquiring additional
shares in subsidiary                                                -           36            -
                                                             --------     --------     --------
BALANCE AT END OF YEAR                                          7,985        4,884        2,099
                                                             --------     --------     --------

ACCUMULATED IMPAIRMENT LOSSES
Balance at beginning of year                                    3,089            -          812
Impairment losses recognized in the year                        1,067        3,054          280
Effect of foreign currency exchange differences                     -           35            -
                                                             --------     --------     --------
Balance at end of year                                          4,156        3,089        1,092
                                                             --------     --------     --------

CARRYING AMOUNT
At the beginning of the year                                    1,795            -          472
                                                             --------     --------     --------
At the end of the year                                          3,829        1,795        1,007
                                                             ========     ========     ========

     B.   ANNUAL TEST FOR IMPAIRMENT

          During 2008, the Group assessed the recoverability of goodwill, and determined that goodwill associated with the Group's overseas marketing of refrigerated products activity was not recoverable and was written off in the amount of NIS 1,067 thousands. There were no other impairments to any of the other cash-generating units in the year 2008.

     C.   ALLOCATION OF GOODWILL TO CASH-GENERATING UNITS

          Goodwill has been allocated for impairment testing purposes to the following cash-generating units:

          o    Export activity ( Baron that was acquired in the year 2007).

          o    Export activity (WF that was acquired in the year 2007).

          o    Salad production and marketing activity (Shamir Salads that was acquired in the year 2008).

          o    Overseas marketing of refrigerated products activity (The
               distributor that was acquired in the year 2008).

          Before recognition of impairment losses, the carrying amount of goodwill was allocated to the following cash-generating units:

                                                                        DECEMBER 31,
                                                            ----------------------------------
                                                            2 0 0 8       2 0 0 7    2 0 0 8(*)
                                                            --------     --------     --------
                                                                     NIS             US DOLLARS
                                                            ---------------------     --------
                                                                      (IN THOUSANDS)
                                                            ----------------------------------

Marketing activity of chilled and frozen products
      (Goldfrost)                                                 36           36            9

Export activity (Baron)                                        1,893        1,759          498
Export activity (WF)                                           3,089        3,089          812
Salad production and marketing activity (Shamir salads)        1,900            -          500
Overseas marketing of refrigerated products activity
      (the Distributor)                                        1,067            -          280

                                     F - 28

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 8 - GOODWILL (CONT.)

     D.   ALLOCATION OF GOODWILL TO CASH-GENERATING UNITS

          EXPORT ACTIVITY (BARON)

          The recoverable amount of this cash-generating unit was determined based on the projected cash flow forecast approach for the coming years, which is based on the activity's budget for the years
          2009-2012. The key assumptions used in calculating the usage value are:

          o    Operating profit rate - the operating profit during the years
               2009-2012 should increase by 5% per annum. This assessment is based on an increase in the turnover, while the operating
               expenses should remain essentially at the same level. During the subsequent period, and during a period of another 15 years, the operating profit should increase by 3% per annum.

          o    Changes in the working capital - the working capital at the end of each year should represent 7% of the annual operating profit.

          o    Fixed assets and depreciation - the periodic investments in fixed assets should approximate the aggregate of the depreciation costs.

          o    The period of the estimate - 20 years. The residual value at the end of that period should approximate the present value of the working capital at that time.

          o    The capitalization rate - the following risk factors were taken into account in the determination of the capitalization rate -
               the competition from local manufacturers in the United States, which benefit from the advantage of proximity to the market; the
               Jewish population in the United States, which constitutes the activity's principal customer base, grew at a very slow pace, while the ultra-orthodox Jewish population in the United States
               (to which the activity also sells) increased at a rapid pace, however, this community has its own rabbis, who do not always trust the kashrut supervision in Israel; as well as a significant dependence on the existing management. The composition of the financing was also taken into account - 65% equity and 35%
               external financing. According to these assumptions, the weighted average interest rate that was taken into account in respect of the cash flow is 17%.

          EXPORT ACTIVITY (WF)

          The recoverable amount of this cash-generating unit was determined based on the projected cash flow forecast approach for the coming years, which is based on the activity's budget for the years
          2008-2012. The key assumptions used in calculating the usage value are:

          o    Total sales - the assumption was that in 2008, the sales would increase by 25% compared with 2007, by 5% during the years 2009 -
               2012, by 3% during the subsequent five years, while regarding an additional ten-year period, a fixed cash flow was assumed at the height of the cash flow in 2017.

          o    Operating profit rate - the operating profit rate during the years 2009-2012 should be negligible (from a negative rate of
               1.1% in 2008 up to a positive rate of 1.4% in 2012). As of the year 2013, an operating profit rate of 4% was assumed. This assessment is based on an increase in the turnover, while the operating expenses should remain essentially at the same level.
               During the subsequent period, and for an additional period of 15 years, the operating profit should increase by 3% per annum.

          o    Changes in the working capital - the assumption is that the working capital should increase each year at the same rate as the rate of the increase in the turnover.

          o    Fixed assets and depreciation - the fixed assets of this activity are immaterial, and no significant investments are anticipated in the future; therefore, the assumption is that the total
               depreciation costs should be similar to the total periodic purchase costs.

                                     F - 29

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 8 - GOODWILL (CONT.)

     D.   ALLOCATION OF GOODWILL TO CASH-GENERATING UNITS (CONT.)

          EXPORT ACTIVITY (WF) (Cont.)

          o    The period of the estimate - 20 years. The residual value at the end of that period should approximate the present value of the working capital at that time.

          o    The capitalization rate - the following risk factors were taken into account in the determination of the capitalization rate -
               the Management's forecast involves significant uncertainty, including with regard to the rate of the increase in the volume of activity, and the pace of the improvement to profitability. In addition, in 2007, the activity suffered heaving losses.
               Furthermore, the sector in which it operates - trade in kosher food - is subject to stiff competition, and it is unclear whether the activity has a relevant advantage over its competitors, especially since the ultra-orthodox population, which the
               activity also targets, is counseled by its own rabbis, and this community could have its own marketing channels. In terms of the financing structure - the assumption was that the long-term financing structure of the activity should include 50%
               shareholders' equity and 50% bank loans. Accordingly, the
               weighted average interest rate that was taken into account
               (excluding the residual value) was 15%. A capitalization rate of
               7% was taken into account in relation to the residual value, considering the chance that the activity can be realized as a going concern. It should be noted that the goodwill in respect of this activity was written off in its entirety in 2007.

          SALAD PRODUCTION AND MARKETING ACTIVITY (SHAMIR SALADS)

          The recoverable amount of this cash-generating unit was determined based on the projected cash flow forecast approach for the coming years, which is based on the activity's budget for the year 2009. The key assumptions used in calculating the usage value are:

          o    The sales turnover - the sales turnover was calculated based on the activity's budgeted sales turnover for 2009, with an annual increment at the rate of 2.5% during the years 2010-2011, which represents mainly the expected increase in the population during this period, and 3.5% as of the year 2012 and the subsequent years, according to the anticipated long-term rise in the
               standard of living.

          o    Operating profit rate - the operating profit rate was calculated based on the operating profit rate budgeted for 2009, which is likely to increase concurrent with the increase in the turnover, mainly due to the significant proportion of fixed expenses out of the total operating expenses. Nonetheless, the competition in the sector could lead to a slow improvement in the operating profit.

          o    Changes in the working capital - the assumption is that the working capital should increase during the coming years at the same rate as the rate of the increase in the turnover.

          o    Fixed assets and depreciation - this activity has material fixed assets, the majority being comprised of machinery, equipment and vehicles. The assumption is that in the coming years the need for significant investments in fixed assets should diminish. The assumptions adopted in relation thereto are that the sums of the investments in fixed assets will be NIS 1,200 thousand during the years 2009 and 2010, while in subsequent years, the total
               investment should increase by some 3% per annum. The balance of the activity's fixed assets as on December 31, 2008 shall be amortized at equal annual sums over the next seven years. The average depreciation in respect of purchases subsequent to
               January 1, 2009 should be at the rate of 12.5% per annum.

          o    The period of the estimate - 20 years. The residual value at the end of that period should approximate the present value of the working capital at that time.

                                     F - 30

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 8 - GOODWILL (CONT.)

     D.   ALLOCATION OF GOODWILL TO CASH-GENERATING UNITS (CONT.)

          SALAD PRODUCTION AND MARKETING ACTIVITY (SHAMIR SALADS) (CONT.)

          o    The capitalization rate - the following risk factors were taken into account in the determination of the capitalization rate -
               the competition in the sector, which is liable to have an impact on the profitability; the significant deficit in the Company's working capital; and its problematic liquidity situation. The composition of the financing was also taken into account - as of
               December 31, 2008, 75% of the Company's financing is from bank credit. The assessment is that financing will not continue at this ratio in the long term, so that, the financing from bank credit in the long-term should be 50% of the activity's total financial means. According to these assumptions, the weighted average interest rate taken into account in respect of the cash flow, including the residual value, is 14%.

          OVERSEAS MARKETING OF REFRIGERATED PRODUCTS ACTIVITY

          The recoverable amount of this cash-generating unit was determined based on the projected cash flow forecast approach for the coming years, which is based on the activity's budget for the year 2009. The key assumptions used in calculating the usage value are:

          o    The sales turnover - the sales turnover was calculated based on the activity's budgeted sales turnover for 2009, with an annual increment at the rate of 3%, which represents mainly the expected increase in the population that generates the demand for the activity's products.

          o    Operating profit rate - the operating profit rate was calculated based on the operating profit rate budgeted for 2009, which is likely to increase concurrent with the increase in the turnover, mainly due to the significant proportion of fixed expenses out of the total operating expenses. Nonetheless, the competition in the sector could lead to a slow improvement in the operating profit.

          o    Fixed assets and depreciation - the fixed assets of this activity are immaterial, and no significant investments are anticipated in the future; therefore, the assumption is that the total annual investments in fixed assets will be similar to the total annual depreciation expenses.

          o    The period of the estimate - 20 years. The residual value at the end of that period should approximate the present value of the working capital at that time.

          o    The capitalization rate - the following risk factors were taken into account in the determination of the capitalization rate -
               the competition in the sector, which is liable to have an impact on the profitability; the operating results during the report year, which indicates poor profitability. The composition of the financing was also taken into account, and it was decided that in the long-term the basic financing structure of the activity should be 60% shareholders' capital and 40% external credit.
               According to these assumptions, the weighted average interest rate that was taken into account in respect of the cash flow
               (excluding the residual value) is 17.5%. The capitalization rate of 12% was taken into account in relation to the residual value.

                                     F - 31

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 9 - INTANGIBLE ASSETS

     A.   COMPOSITION:

                                                         DECEMBER 31,
                                              ----------------------------------
                                               2 0 0 8      2 0 0 7    2 0 0 8(*)
                                              --------     --------     --------
                                                       NIS             US DOLLARS
                                              ---------------------     --------
                                                        (IN THOUSANDS)
                                              ----------------------------------

COST
Suppliers relationship                             120          120           32
Customers relationship                           1,404           40          369
Brand name                                       3,570            -          938
technological know-how                             439            -          115
                                              --------     --------     --------
                                                 5,533          160        1,454
                                              --------     --------     --------

ACCUMULATED AMORTIZATION AND IMPAIRMENT
Suppliers relationship                              34           17            9
Customers relationship                             131           40           34
Brand name                                         143            -           38
technological know-how                              44            -           11
                                              --------     --------     --------
                                                   352           57           92
                                              --------     --------     --------

AMORTIZED COST                                   5,181          103        1,362
                                              ========     ========     ========

     B.   AMORTIZATION RATES - see note 2J.

NOTE 10 - DETAILS OF CURRENT LIABILITIES

     A.   TRADE PAYABLES

                                                         DECEMBER 31,
                                              ----------------------------------
                                               2 0 0 8      2 0 0 7    2 0 0 8(*)
                                              --------     --------     --------
                                                       NIS             US DOLLARS
                                              ---------------------     --------
                                                        (IN THOUSANDS)
                                              ----------------------------------

Open accounts                                   39,206       30,539       10,312
Accrued expenses                                   832          369          219
Checks payables                                 13,690        3,422        3,601
                                              --------     --------     --------
                                                53,728       34,330       14,132
                                              ========     ========     ========

     (*)  Average days of credit for trade payables are 62 days.

     B.   OTHER PAYABLES AND ACCRUED EXPENSES

                                                         DECEMBER 31,
                                              ----------------------------------
                                               2 0 0 8      2 0 0 7    2 0 0 8(*)
                                              --------     --------     --------
                                                       NIS             US DOLLARS
                                              ---------------------     --------
                                                        (IN THOUSANDS)
                                              ----------------------------------

Derivatives at fair value                            -          166            -
Government authorities                             297            -           78
Customer advances                                  169          188           45
Deferred income                                    346            -           91
Related parties                                  1,690        3,945          445
Accrued expenses                                 1,958          292          515
Other                                              511          401          134
                                              --------     --------     --------
                                                 4,971        4,992        1,308
                                              ========     ========     ========

                                     F - 32

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 10 - DETAILS OF CURRENT LIABILITIES (CONT.)

     C.   CURRENT LIABILITIES - BREAKDOWN BASED ON LINKAGE CONDITIONS:

                                                         DECEMBER 31,
                                              ----------------------------------
                                               2 0 0 8      2 0 0 7    2 0 0 8(*)
                                              --------     --------     --------
                                                       NIS             US DOLLARS
                                              ---------------------     --------
                                                        (IN THOUSANDS)
                                              ----------------------------------

Monetary commitments:
CPI linked                                         456            -          120
Linked or denominated in foreign currency       36,652       28,651        9,640
Not linked                                      48,429       18,770       12,738
                                              --------     --------     --------
                                                85,537       47,421       22,498
                                              ========     ========     ========

Non-monetary commitments:                          515          188          136
                                              ========     ========     ========

                                                86,052       47,609       22,634
                                              ========     ========     ========

NOTE 11 - BANK LOANS AND OTHER CREDIT PROVIDERS

     A.   Loans and other credits Comprised as follows:

                                                            LIABILITIES
                                         --------------------------------------------------
                     INTEREST RATE              CURRENT                   NON-CURRENT                    TOTAL
                    ---------------      ----------------------      ----------------------      ----------------------
                AS OF DECEMBER 31, 2008     AS OF DECEMBER 31,          AS OF DECEMBER 31,          AS OF DECEMBER 31,
                    ---------------      ----------------------      ----------------------      ----------------------
                         ANNUAL           2 0 0 8      2 0 0 7       2 0 0 8        2 0 0 7       2 0 0 8       2 0 0 7
                    ---------------      --------      --------      --------      --------      --------      --------
                           %                 NIS IN THOUSAND             NIS IN THOUSAND            NIS IN THOUSAND
                    ---------------      ----------------------      ----------------------      ----------------------

Banks:
Overdraft           P+1-P+6.65              5,837             -             -             -         5,837             -
Loans:
CPI linked          5.91                      456             -             -             -           456             -
In U.S dollars      L+1                     3,296         5,978             -             -         3,296         5,978
Not linked          P+1-6.95                7,657             -             -             -         7,657             -

Others:
CPI linked          3.75-9.81                 316             -           267             -           583             -
                                         --------      --------      --------      --------      --------      --------

                                           17,562         5,978           267             -        17,829         5,978
                                         ========      ========      ========      ========      ========      ========

     B.   DUE DATES AS OF DECEMBER 31, 2008

                                               THOUSAND NIS
                                                  -----

          First year - Current portion            2,324
                                                  -----

          Second year                               267
                                                  -----
          Total                                   2,591
                                                  =====

                                     F - 33

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 12 - LIABILITIES UNDER FINANCE LEASE ARRANGEMENTS

     A.   CAPITAL LEASES:

          (1)  GENERAL

               The Company's subsidiary entered into several finance leasing arrangements of cars for time periods varies between 3 - 3.33 years with a purchase possibility for a total amount of NIS 81 in thousand. The group's commitment for lease payments is assured by the legal ownership of the lessor.

          (2)  CAPITAL LEASE ASSETS:

               NET BOOK VALUE OF THE COMPANY'S CAPITAL LEASE ASSETS:

                                                     DECEMBER 31,
                                         ----------------------------------
                                         2 0 0 8       2 0 0 7     2 0 0 8(*)
                                         --------     --------     --------
                                                  NIS             US DOLLARS
                                         ---------------------     --------
                                                   (IN THOUSANDS)
                                         ----------------------------------

Vehicles                                      734            -          193
                                         --------     --------     --------
                                              734            -          193
                                         ========     ========     ========

NOTE 13 - EMPLOYEE BENEFITS

     A.   COMPOSITION

                                                     DECEMBER 31,
                                         ----------------------------------
                                         2 0 0 8       2 0 0 7     2 0 0 8(*)
                                         --------     --------     --------
                                                  NIS             US DOLLARS
                                         ---------------------     --------
                                                   (IN THOUSANDS)
                                         ----------------------------------

POST EMPLOYMENT BENEFITS:
Benefits to retirees                          994          163          261
                                         ========     ========     ========

SHORT TERM EMPLOYEE BENEFITS:
Accrued payroll and related expenses        1,989        1,160          523
Liability for vacation pay                    555          248          146
                                         --------     --------     --------
                                            2,544        1,408          669
                                         ========     ========     ========

                                     F - 34

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 13 - EMPLOYEE BENEFITS (CONT.)

     B.   DEFINED BENEFIT PLANS

          The principal assumptions used for the purposes of the actuarial valuations were as follows:

                                              VALUATION AT
                                       --------------------------
                                         2 0 0 8         2 0 0 7
                                       ----------      ----------

Discount rate                           4.2%-4.7%            5.8%
Expected return on the plan assets     1.75%-4.7%       2.6%-5.8%
Rate of increase in compensation               4%              4%
Expected rate of termination:
0-1 years                                 35%-60%             30%
1-2 years                                     30%             20%
2-3 years                                     20%             15%
3-4 years                                 10%-15%              5%
4-5 years                                     10%              5%
5 years and more                             7.5%              5%

          Amounts recognized in profit or loss in respect of these defined benefit plans are as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                      ------------------------------------
                                                      2 0 0 8       2 0 0 7       2 0 0 8(*)
                                                      --------      --------      --------
                                                               NIS               US DOLLARS
                                                      ----------------------      --------
                                                                 (IN THOUSANDS)
                                                      ------------------------------------

Current service cost                                       961           502           252
Interest cost                                              126            85            33
Expected return on the plan assets                        (111)          (76)          (29)
Employer contribution                                     (841)         (446)         (221)
Interest losses on severance payment allocated to
remuneration benefits                                       25             -             7
Actuarial losses (gains) recognized in the year            478           (80)          126
Benefit paid during the year                               (93)         (107)          (25)
                                                      --------      --------      --------
                                                           545          (122)          143
                                                      ========      ========      ========

          The expense included in the P&L is as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                      ------------------------------------
                                                      2 0 0 8       2 0 0 7       2 0 0 8(*)
                                                      --------      --------      --------
                                                               NIS               US DOLLARS
                                                      ----------------------      --------
                                                                 (IN THOUSANDS)
                                                      ------------------------------------

Cost of sales                                              155             -            41
Selling expenses                                           224           (60)           59
General and administrative expenses                        166           (62)           43
                                                      --------      --------      --------
                                                           545          (122)          143
                                                      ========      ========      ========

                                     F - 35

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 13 - EMPLOYEE BENEFITS (CONT.)

     B.   DEFINED BENEFIT PLANS (CONT.)

          Movements in the present value of the defined benefit obligation in the current period were as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                      ------------------------------------
                                                      2 0 0 8       2 0 0 7       2 0 0 8(*)
                                                      --------      --------      --------
                                                               NIS               US DOLLARS
                                                      ----------------------      --------
                                                                 (IN THOUSANDS)
                                                      ------------------------------------

Opening defined benefit obligation                       1,521         1,002           400
Current service cost                                       961           502           252
Interest cost                                              126            85            33
Actuarial gains (losses)                                  (138)          175           (36)
Benefits paid                                             (268)         (243)          (71)
Change relating to subsidiary consolidated
for the first time                                         604             -           159
                                                      --------      --------      --------
Closing defined benefit obligation                       2,806         1,521           737
                                                      ========      ========      ========

          Movements in the fair value of the defined benefit assets in the current period were as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                      ------------------------------------
                                                      2 0 0 8       2 0 0 7       2 0 0 8(*)
                                                      --------      --------      --------
                                                               NIS               US DOLLARS
                                                      ----------------------      --------
                                                                 (IN THOUSANDS)
                                                      ------------------------------------

Opening defined benefit assets                           1,358           717           357
Expected return on the plan assets                         111            76            29
Actuarial gains (losses)                                  (616)          255          (162)
Employer contribution                                      841           446           221
Benefits paid                                             (175)         (136)          (46)
Acquisition of subsidiary consolidated for
the first time                                             318             -            84
Interest losses on severance payment allocated to
remuneration benefits                                      (25)            -            (7)
                                                      --------      --------      --------
Closing defined benefit assets                           1,812         1,358           476
                                                      ========      ========      ========

                                     F - 36

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 14 - INCOME TAXES

     A.   COMPOSITION

                                                             YEAR ENDED DECEMBER 31,
                                                      ------------------------------------
                                                      2 0 0 8       2 0 0 7       2 0 0 8(*)
                                                      --------      --------      --------
                                                               NIS               US DOLLARS
                                                      ----------------------      --------
                                                                 (IN THOUSANDS)
                                                      ------------------------------------

Current taxes                                            1,959         3,422           515
Taxes in respect of prior years                              -          (338)            -
Deferred taxes (D. below)                                 (505)         (433)         (133)
                                                      --------      --------      --------
                                                         1,454         2,651           382
                                                      ========      ========      ========

     B.   RECONCILIATION OF THE STATUTORY TAX RATE TO THE EFFECTIVE TAX RATE

                                                             YEAR ENDED DECEMBER 31,
                                                      ------------------------------------
                                                      2 0 0 8       2 0 0 7       2 0 0 8(*)
                                                      --------      --------      --------
                                                               NIS               US DOLLARS
                                                      ----------------------      --------
                                                                 (IN THOUSANDS)
                                                      ------------------------------------

Income before income taxes                               1,721          7,290            453
                                                      ========       ========       ========

Statutory tax rate                                          27%            29%            27%
Tax computed by statutory tax
rate                                                       465          2,114            122

TAX INCREMENTS (SAVINGS) DUE TO:
Non-deductible expenses                                  1,180            130            310
Deferred tax in respect of losses for which
valuation allowance was provided                         1,110          2,364            292
Tax exempt income                                         (367)          (182)           (96)
Permanent differences                                      329              -             87
Temporary differences for which deferred taxes
were not provided                                       (1,295)             -           (341)
Effect of decrease in tax rate on deferred
taxes assets                                                 5            (13)             1
Differences in the definition of capital and
non-monetary items for tax purposes and financial
reporting purposes                                         (22)        (1,227)            (6)
Previous year taxes                                          -           (338)             -
Other                                                       49           (197)            13
                                                      --------       --------       --------
                                                         1,454          2,651            382
                                                      ========       ========       ========

                                     F - 37

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 14 - INCOME TAXES (CONT.)

     C.   DEFERRED TAXES

                                                             YEAR ENDED DECEMBER 31,
                                                      ------------------------------------
                                                      2 0 0 8       2 0 0 7       2 0 0 8(*)
                                                      --------      --------      --------
                                                               NIS               US DOLLARS
                                                      ----------------------      --------
                                                                 (IN THOUSANDS)
                                                      ------------------------------------

Balance as of beginning of year                            238          (195)           62
Charged to the consolidated income statements              510           420           134
Tax rate changes                                            (5)           13            (1)
Change relating to subsidiary consolidated
for the first time                                         (74)            -           (19)
                                                      --------      --------      --------
Balance as of end of year                                  669           238           176
                                                      ========      ========      ========

DEFERRED TAXES ARISE FROM THE FOLLOWING:
Allowance for doubtful accounts                            294           104            77
Employees benefits                                         391           190           103
Carry forward tax losses                                   747             -           196
Depreciable fixed assets                                  (893)            -          (234)
Unrealized profits                                           -            32             -
Financial assets carried at fair value
through profit or loss                                     130           (88)           34
                                                      --------      --------      --------
                                                           669           238           176
                                                      ========      ========      ========

          For 2008 - Deferred taxes were computed at rates between 26%-25%, primarily - 26%.

     D.   REDUCTION OF CORPORATE TAX RATES

          In July 2005, the Israeli Knesset passed the Law for Amending the
          Income Tax Ordinance (No. 147), 2005, according to which commencing in
          2006 the corporate income-tax rate would be gradually reduced, for which a 31% tax rate was established, through 2010, in respect of which a 25% tax rate was established..

     E.   The Company and its subsidiaries were not assessed for Income Taxes.
          According to section 145 of the Tax Ordinance assessments for the years 2001 and backward are considered final.

     F.   On February 26, 2008, the Knesset ratified the third reading of the
          Income Tax Law ("Inflation Adjustments") (Amendment 20) (Limitation of
          Term of Validity) - 2008 (hereinafter: "The Amendment"), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention is to prevent distortions in tax calculations.

          According to the amendment, in tax year 2008 and thereafter, the adjustment of revenues for tax purposes will no longer be considered a real-term basis for measurement. Moreover, the linkage to the CPI of the depreciated sums of fixed assets and carryover losses for tax purposes will be discontinued, in a manner whereby these sums will be adjusted until the CPI at the end of 2007 and their linkage to the CPI will end as of that date.

                                     F - 38

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES

     1.   Commitments

          a.   The Company has agreed to pay the large supermarket retail chains in the organized market and to cretin of the customers in the private sector incentives calculated as a fixed percentage of the annual sales to such customer or incentives based on the increase in volume of sales to such customers in excess of a certain agreed amount with respect to the year 2008. The extent of such incentives varies between 0.5%-8.5% of the annual sales turnover of each relevant customer (depending on the agreement with each customer) and are usually awarded as part of a written annual framework agreement.

          b.   As of June 1, 1998, the Company entered into certain management services agreements with certain companies controlled by each of
               Messrs. Joseph and Zwi Williger, respectively (collectively, the
               "Williger Management Companies"), pursuant to which Messrs.
               Joseph and Zwi Williger are to provide management services on behalf of the Williger Management Companies to the Company (the
               "Management Services Agreements").

               The Management Services Agreements were for a period of four years commencing on June 1, 1998 (the "Management Services
               Period"), were automatically renewed on June 1, 2002 for two years and were automatically renewed for an additional period of two years in June 2004.

               Each of the Management Services Agreements provided for monthly services fees equal to $24,500 (excluding VAT) and an annual bonus at a rate of 3% of the Company's consolidated pre-tax annual profits, if such profits are equal to or less than NIS 3.0 million (approximately USD 0.8 million), or at a rate of 5% if such profits exceed such level.

               On May 4, 2005 the Company's Audit Committee and Board of
               Directors decided to amend the terms of the abovementioned agreements, mainly extending the management services period for an unlimited period, with an option to terminate them by the
               Company's advance notice of 18 months and the Management
               Companies' advance notice of 180 days. The General Meeting of the
               Company's shareholders ratified these amendments on July 20,
               2005.

               On February 15, 2006 the Company's board of directors resolved, in light of the expressed position of the Israeli Securities
               Authority, to set those agreements for a five-year period
               following ratification by the Company's shareholders General
               Meeting, i.e., until July 19, 2010.

               On January 2, 2008 the Audit Committee and the Board of Directors
               unanimously approved the amendment of the Management Services
               Agreements with Messrs. Zwi Williger and Joseph Williger. In accordance to the new Management Services Agreements the terms were amended as follows:

               (1)  The current monthly services fees according to the
                    Management Services Agreements will cease to be linked to
                    the US Dollar and will be translated to NIS 102,900
                    (excluding VAT) linked to changes in the Israeli consumer
                    price index.

               (2)  The terms of the Management Services Agreements are to be extended indefinitely, subject to clause (3) below; provided however that in the event the Williger Management Company
                    provides the management services to the Company without the presence of Messrs. Zwi Williger or Joseph Williger, as the case may be, and/or in the case of the death and/or
                    permanent disability of Messrs. Zwi Williger or Joseph
                    Williger, the Company will be entitled to terminate the
                    Management Services Agreement immediately.

                                     F - 39

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     1.   Commitments

          b.   Cont.

               (3)  Each of the parties to the Management Services Agreements may terminate the agreement at any time, and for any reason, by prior written notice which will be delivered to the other party as follows:

                    The Company may terminate the agreement at any time, and for any reason, by prior written notice of at least 36 months.

                    The Williger Management Company may terminate the agreement at any time, by prior written notice of at least 180 days.

               (4)  If a Williger Management Company is to terminate the
                    Management Services Agreement, the Williger Management
                    Company would be entitled to receive the management fees for a period of twelve (12) months, which would begin after the prior notice period, whether or not it provides the Company with any management services during such twelve-month
                    period.

                    In addition, the Management Services Agreements contain
                    provisions entitling each of Messrs. Zwi Williger and Joseph
                    Williger to 30 vacation days per year, during which days the applicable Williger Management Company will not provide
                    management services to the Company. Unused vacation days may be accumulated and paid for in lieu of taking such days as vacation.

          c.   On April 1, 1997, the Company entered into an agreement to provide the Parent Company administrative services pursuant to which the Company may provide office facilities leased by the parent company for a monthly fee of NIS 5,480 (USD 1,441) to be adjusted annually for changes in the Israeli CPI.

          d.   The Company does not generally enter into written agency or other agreements with its suppliers. However, the Company has written agreements with sixteen foreign suppliers that confirm the exclusive appointment of the Company as the sole agent and/or distributor of such suppliers either with respect to a specific product or with respect to a line of products, within the State of Israel.

          e.   Shamir Salads signed distribution agreements with 25
               distributors, that distributes Shamir Salads products all over
               Israel for a commission that range between 6% to 16% of the distributor sales, depending of the customer. Shamir Salads has no commitment to any of those distributors for ongoing
               relationship.

          f.   Shamir Salads leases two joined buildings for its operation
               (factory, logistics and head office) - the first is 2,512 squared meters, the monthly rent is NIS 40,432 (linked to the CPI from
               December 2005) and the lease ends on January 2012. The second is
               2,192 squared meters, the monthly rent is NIS 41,141 (linked to the CPI from December 2005) and the lease ends on January 2012.

                                     F - 40

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     2.   Contingent liabilities

          1.   On November 24, 2003 the Israeli custom issued the Company and
               Gold Frost a notice for total payment of NIS 381 thousand
               claiming that the tariff on a certain product imported by the
               Company was wrong. The Company and Gold Frost didn't agree to the notice and on November 25, 2004 they filed a lawsuit against the state of Israel to have the notice be declared void. The
               summaries from both sides have been submitted and the Company is waiting for the verdict of the court. A reserve of NIS 308 thousand is included in the Company's 2008 financial statements.

          2.   A lawsuit was filed in December 2001 against 29
               importers/producers of food products, including the Company, for an amount totalling NIS 500 million. Concurrently, the plaintiffs filed a request for an exemption from the court fee. Following the court's rejection of the plaintiffs' request for the noted
               fee exemption and their failure to pay such fee, the court dismissed the case. In January 2004 the abovementioned plaintiffs filed a new lawsuit against the 29 noted importers/producers for
               NIS 1 billion. Again, a request was made concurrently for an exemption from the court fee. This request was rejected by the registrar of the court, and the action was dismissed without prejudice in November 2006.

               The plaintiffs then filed an appeal with the District court of the registrar's November 2006 decision. This request was rejected by the registrar of the District court. The plaintiffs then filed an appeal with the Supreme Court, and requested an exemption from the court fee for the appeal and from the requisite security deposit. The next hearing in this appeal is scheduled for June
               15, 2009.

               Although the proceedings are still at a preliminary stage, the
               Company's management and legal counsel believe that the
               plaintiffs' likelihood of success in the proceedings is low.

          3.   In or about October, 2005, Vitarroz Corp. commenced an action in the Superior Court of the State of New Jersey, against Willi USA
               Holdings, Inc. (a subsidiary of the Company), the Company and Zwi
               Williger (collectively, the "Defendants") due to a dispute concerning a press release announcing the termination of the proposed acquisition of the Vitarroz business by the Company On
               September 2005, the Company removed the matter from the Superior
               Court of New Jersey to the United States District Court for the
               District of New Jersey. The complaint was subsequently amended and, as amended, alleged, inter alia, breach of contract,
               defamation, breach of covenants of good faith and fair dealing, fraudulent inducement and tortious interference with contractual relations and prospective economic advantage. Defendants did not respond to the complaint as an agreement was reached to arbitrate all disputes between the parties and certain third parties. Not only did the parties agree to submit the claims which are the subject of the amended complaint to binding arbitration but they agreed to submit to arbitration (i) claims that defendants have against plaintiff and related third parties, and (ii) claims which the Company asserted against Vitarroz in an action that was then pending in Israel regarding the alleged breach of an
               agreement executed by the Company and Vitarroz, pursuant to which
               Vitarroz was to supply food products to the Company. Although there was no discovery taken in the then pending Court matters,
               Vitarroz claimed in correspondence to the District Court that it sustained, inter alia, damage: to its financial reputation; that suppliers refused to extend favorable credit and delivery terms;
               that there were lost profits of approximately USD 500,000; and
               that its sale to IDT realized a sales price of approximately USD
               3 million less than what was expected; and that there are
               additional damages resulting from defendants' actions which are claimed to exceed USD 3.5 million.. During the course of
               discovery, Vitarrozz submitted the reports of its financial expert claiming damages in excess of USD 6.6 million. The Company has submitted the report of its financial expert claiming damages in excess of $10 million. The attributing hearings were in May
               2008 and the on August 25 2008, the arbitration panel has granted an award against the Company in the amount of approximately USD
               0.6 million). Among other things, the panel found that the press release issued by the Company announcing the termination of the proposed acquisition of the Vitarroz business by the Company constituted a breach of contract and violation of the covenant of good faith and fair dealing. In addition, the panel rejected the
               Company's counterclaims. On October 13, 2008 the Company filed a motion to the Superior Court of the State of New Jersey New to
               vacate the award. A reserve on the full award is included in the
               Company's 2008 financial statements.

                                     F - 41

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     2.   Contingent liabilities

          4.   On February 21, 2007, a lawsuit was filed against Gold Frost by
               Cukierman & Co. Investment House Ltd. in the Tel Aviv-Jaffa
               Magistrates Court in the amount of NIS 273,852, claiming non payment of fees for professional services rendered. A statement of defense was filed. Given the early stage of these proceedings, the Company is unable at this point to assess the risks involved.

          5.   In September 2007, Thurgeman Construction Co. Ltd. ("Thurgeman")
               filed a claim against the Company in the District Court of Tel
               Aviv the amount of NIS 4,449,340 (plus VAT) regarding a dispute in connection with the construction of the Company's logistics center in Yavne (the "Project") pursuant to a contract between the parties, dated as of September 9, 2005. Under the terms of the contract, Thurgeman was to serve as the operating contractor for the construction of the frame and the surrounding portions for the construction of the Project.

               During the course of construction on the Project, the parties raised several claims against each other in connection with the progress of construction on the Project. The Company claimed that
               Thurgeman grossly violated the terms of the contract by
               continuous delays in the completion of the Project, and by performing the construction work in a negligent and
               unprofessional manner and with inferior quality. Thurgeman counterclaimed that it performed the construction work according to the terms of the contract and that any delays in the work were not caused through any fault of Thurgeman. Furthermore, Thurgeman claimed that the Company withheld certain payments to which
               Thurgeman was entitled for additional work on the Project, causing Thurgeman damages.

               At the end of November 2007, the Company filed a statement of defense, which included a counterclaim against Thurgeman and its executive, Dotan Thurgeman, which contained among other things, a claim of defamation, a claim for damages caused by the delay in delivery of the completed Project, and damages caused by
               Thurgeman's poor and careless work on the Project. The sum of the damages claimed by the Company in the counterclaim was NIS 5 million. In February 2008, Thurgeman filed a response to the counter claim. The parties started performing the preliminary proceedings.

               At the current preliminary stage of the dispute, the Company's management and legal counsel cannot assess the chances of the parties.

          6.   On June 18, 2006, the Company filed a claim against Filiz and
               Ash-Bar in the amount of NIS 4,473,878 for breach of contract.
               The complaint was served on filiz and Ash-Bar through Ash-Bar's chief executive officer. Filiz then filed a request to cancel the complaint, claiming that Ash-Bar is not authorized to accept service of process on its behalf. The request was denied by the court's registrar.

               On November 4, 2007, Filiz filed an appeal of the registrar's decision and requested an extension for filing its defense to the complaint pending a decision on the appeal. The appeal was denied and the service of process was accepted by the court.

               Notwithstanding the fact that the proceedings are still at a preliminary stage, the Company's legal counsel believes that the complaint is based on sound legal arguments, and that there is a reasonable possibility that a not insignificant portion of the arguments will be sustained by the court.

                                     F - 42

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     2.   Contingent liabilities

          7.   On July 7, 2008, WF filed a lawsuit in the Supreme Court of the
               State of New York, Country of New York, against Laish Israeli
               Food Ltd., Laish Dairy Ltd., 860 Nostrand Associates Llc., Arie
               Steiner, Eli Biran (WF's former CEO) and others. The plaintiffs assert claims, inter alia, of fraud, conversion and breach of contract against the seller and former principal of Laish Israeli
               Food and related parties. Certain defendants have filed motions to dismiss the claim. On August 27, 2008, 860 Nostrand Associates
               Llc. Filed a lawsuit against the Company claiming that the defendant is liable to it as a guarantor of a certain lease that was supposedly signed by WF. Damages are being sought. These matters are in the early stage of discovery.

          8.   On September 22, 2008, a lawsuit was filed against the Company,
               WF and one of the Company's officers by several Israeli's WF's vendors in the Tel Aviv-Jaffa Magistrates Court in the amount of
               NIS 1,349,899, claiming non payment of WF for food products that they allegedly supplied to WF. A statement of defense was filed.
               Even at the early stage of these proceedings, the Company's management and legal counsel believe that the lawsuit against
               Company and the Company's officer are without merit, and they intend to vigorously defend against such claims.

          9.   On November 2008, a purported class action lawsuit had been filed by an individual against Shamir Salads. The complaint, which has not been recognized as a class action, alleges that Shamir Salads misled its customers by writing on certain of its products that such products were "home production" while those products were manufactured in Shamir Salad's industrial factory. The complaint alleges damages of approximately NIS 7.45 million. Shamir Salads believes that the complaint is without merit and intends to vigorously defend against the litigation.

NOTE 16 - RECLASSIFICATION

     The Group reclassified the sum of NIS 1,854 thousand (USD 488 thousand)
     from the "Other receivables" item to the "Inventory" item. This reclassification derives from an adjustment of the comparative figures to the manner by which certain transactions are presented in the Group's financial statements as on December 31, 2008.

     The Group reclassified the sum of NIS 369 thousand (USD 97 thousand) from the "Other payables and accrued expenses" item to the "Trade payables"
     item. This reclassification derives from an adjustment of the comparative figures to the manner by which certain transactions are presented in the
     Group's financial statements as on December 31, 2008.

     The Group reclassified the sum of NIS 238 thousand (USD 63 thousand) from the "Other payables and accrued expenses" item and the sum of NIS 70 thousand (USD 18 thousand) from the "Trade receivables" item to the
     "Accruals" item. This reclassification derives from an adjustment of the comparative figures to the manner by which certain transactions are presented in the Group's financial statements as on December 31, 2008.

     The Group reclassified the sum of NIS 1,408 thousand (USD 370 thousand)
     from the "Other payables and accrued expenses" item to the "Employees benefits" item. This reclassification derives from an adjustment of the comparative figures to the manner by which certain transactions are presented in the Group's financial statements as on December 31, 2008.

     The Group reclassified the sum of NIS 593 thousand (USD 156 thousand) from the "Other payables and accrued expenses" item to the "Current tax liabilities" item. This reclassification derives from an adjustment of the comparative figures to the manner by which certain transactions are presented in the Group's financial statements as on December 31, 2008.

                                     F - 43

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 16 - RECLASSIFICATION (CONT.)

                                                                 AS REPORTED
                                     AS PREVIOUSLY                IN CURRENT
                                        REPORTED   MODIFICATION   STATEMENTS
                                        --------     --------      --------

AS OF DECEMBER 31, 2007

Trade receivables                         63,728           70        63,798
Other receivables                          4,374       (1,854)        2,520
Inventory                                 29,166        1,854        31,020
Trade payables                            33,961          369        34,330
Other payables and accrued expenses        7,600       (2,608)        4,992
Accruals                                       -          308           308
Employees benefits                             -        1,408         1,408
Current tax liabilities                        -          593           593

NOTE 17 - SHAREHOLDERS' EQUITY

     COMPOSITION:

                                  ORDINARY SHARES
                             OF NIS 0.1 PAR VALUE EACH
                             -------------------------
                                     DECEMBER 31
                             -------------------------
                               2 0 0 8        2 0 0 7
                             ----------     ----------

Authorized share capital     50,000,000     50,000,000
Issued and outstanding       10,267,893     10,267,893

NOTE 18 - OPTIONS PLANS

     On January 2005 the Parent Company's audit committee and Board of Directors adopted a Stock Incentive Plan. The Parent Company was authorized to grant up to 138,000 options to 9 of the Group's employees (93,000 of the options to the Company's employees). The issuance of the options was ratified by the Parent Company's Board of Directors and the audit committee on February
     27, 2005.

     The options granted vest in three equal annual installments commencing
     January 2006 and will expire in 2.5, 3.5 and 4.5 years, respectively. The purchase price per share payable upon exercise of an option is NIS 14 (USD
     3.7) per share, linked to the changes in the Consumer Price Index, and subject to adjustments.

                                     F - 44

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 18 - OPTIONS PLANS (CONT.)

     A summary of the status of the Company's stock option plans as of December
     31, 2008, 2007 and changes during the years then ended, is presented below:

                                                        NUMBER OF OPTIONS
                                         -----------------------------------------------
                                                      YEAR ENDED DECEMBER 31
                                         -----------------------------------------------
                                                 2 0 0 8                  2 0 0 7
                                         ---------------------     ---------------------
                                                      WEIGHTED                 WEIGHTED
                                                      AVERAGE                   AVERAGE
                                         NUMBER OF    EXERCISE    NUMBER OF     EXERCISE
                                         OPTIONS        PRICE      OPTIONS       PRICE
                                         --------     --------     --------     --------
                                                       (NIS)                     (NIS)
                                                      --------                  --------

Balance at the beginning of the year       27,000        13.43       42,000        13.55
Exercised                                       -                    11,000        13.10
Forfeited                                   8,000                     4,000
                                         --------     --------     --------
Balance at the end of the year             19,000        14.04       27,000        13.43
                                         ========     ========     ========

Options exercisable at the year end        19,000                     8,000
                                         ========     ========     ========

NOTE 19 - SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

     A.   REVENUES

                                                            YEAR ENDED DECEMBER 31,
                                                      ----------------------------------
                                                      2 0 0 8       2 0 0 7     2 0 0 8(*)
                                                      --------     --------     --------
                                                               NIS             US DOLLARS
                                                      ---------------------     --------
                                                                (IN THOUSANDS)
                                                      ----------------------------------

Sale of products manufactured by the group              70,248            -       18,477
Sale of other products                                 278,784      249,693       73,325
Income from services provided                               52            -           14
Commissions                                                143            -           37
                                                      --------     --------     --------
                                                       349,227      249,693       91,853
                                                      ========     ========     ========

     B.   COST OF SALES

                                                             YEAR ENDED DECEMBER 31,
                                                      ------------------------------------
                                                      2 0 0 8       2 0 0 7       2 0 0 8(*)
                                                      --------      --------      --------
                                                               NIS               US DOLLARS
                                                      ----------------------      --------
                                                                 (IN THOUSANDS)
                                                      ------------------------------------

Purchases                                              247,418       190,779        65,076
Materials consumed                                       9,123             -         2,400
Salaries and related expenses                            5,673             -         1,492
Loss on firmly committed orders                          3,500             -           921
Transportation                                           2,364         2,866           622
Depreciation and amortization                            2,587         1,020           680
Maintenance and rent                                     8,408         4,066         2,211
Other manufacturing costs
and expenses                                             2,169         2,273           570
                                                      --------      --------      --------
                                                       281,242       201,004        73,972
Change in raw materials                                   (986)            -          (259)
Change in finished goods and in
goods in process,                                        1,395        (2,043)          367
                                                      --------      --------      --------
                                                       281,651       198,961        74,080
                                                      ========      ========      ========

                                     F - 45

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 19 - SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (CONT.)

     C.   SELLING EXPENSES

                                                            YEAR ENDED DECEMBER 31,
                                                      ----------------------------------
                                                      2 0 0 8       2 0 0 7     2 0 0 8(*)
                                                      --------     --------     --------
                                                               NIS             US DOLLARS
                                                      ---------------------     --------
                                                                (IN THOUSANDS)
                                                      ----------------------------------

Salaries and related expenses                           14,106       12,432        3,710
Sales commissions                                        4,648            -        1,223
Maintenance and rent                                     3,871        3,920        1,018
Vehicles                                                 5,168        3,711        1,359
Advertising and promotion                                2,666        1,983          701
Depreciation and amortization                            1,544          812          406
Others                                                   1,756        1,405          462
                                                      --------     --------     --------
                                                        33,759       24,263        8,879
                                                      ========     ========     ========

     D.   GENERAL AND ADMINISTRATIVE EXPENSES

                                                            YEAR ENDED DECEMBER 31,
                                                      ----------------------------------
                                                      2 0 0 8       2 0 0 7     2 0 0 8(*)
                                                      --------     --------     --------
                                                               NIS             US DOLLARS
                                                      ---------------------     --------
                                                                (IN THOUSANDS)
                                                      ----------------------------------

Salaries and related expenses                           10,769        8,001        2,832
Office maintenance                                       1,812        2,604          477
Professional fees                                        4,059        3,261        1,068
Vehicles                                                   618          442          163
Depreciation and amortization                              976          688          257
Bad and doubtful debts                                   3,161        2,303          831
Communication                                              385          380          101
Other                                                    1,347        1,190          354
                                                      --------     --------     --------
                                                        23,127       18,869        6,083
                                                      ========     ========     ========

     E.   EMPLOYEES BENEFIT COSTS

                                                            YEAR ENDED DECEMBER 31,
                                                      -----------------------------------
                                                      2 0 0 8       2 0 0 7      2 0 0 8(*)
                                                      --------      --------     --------
                                                               NIS              US DOLLARS
                                                      ----------------------     --------
                                                                 (IN THOUSANDS)
                                                      -----------------------------------

Payroll                                                 30,003       20,555         7,891
Employee Benefit Plan expenses                             545         (122)          143
                                                      --------     --------      --------
                                                        30,548       20,433         8,034
                                                      ========     ========      ========

     F.   DEPRECIATION AND AMORTIZATION

                                                            YEAR ENDED DECEMBER 31,
                                                      ----------------------------------
                                                      2 0 0 8       2 0 0 7     2 0 0 8(*)
                                                      --------     --------     --------
                                                               NIS             US DOLLARS
                                                      ---------------------     --------
                                                                (IN THOUSANDS)
                                                      ----------------------------------

Depreciation of fixed assets                             4,202        2,329        1,105
Amortization of Intangible assets                          295           57           78
Amortization of prepaid rental expenses                    610          134          160
Impairment of Goodwill                                   1,067        3,054          280
                                                      --------     --------     --------
                                                         6,174        5,574        1,623
                                                      ========     ========     ========

                                     F - 46

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 20 - OTHER INCOME AND EXPENSES

     A.   OTHER INCOME

                                                            YEAR ENDED DECEMBER 31,
                                                      ----------------------------------
                                                      2 0 0 8       2 0 0 7     2 0 0 8(*)
                                                      --------     --------     --------
                                                               NIS             US DOLLARS
                                                      ---------------------     --------
                                                                (IN THOUSANDS)
                                                      ----------------------------------

Capital gain on fixed assets realization                    85           16           22
Other                                                       50          454           13
                                                      --------     --------     --------
                                                           135          470           35
                                                      ========     ========     ========

     B.   OTHER EXPENSES

                                                            YEAR ENDED DECEMBER 31,
                                                      ----------------------------------
                                                      2 0 0 8       2 0 0 7     2 0 0 8(*)
                                                      --------     --------     --------
                                                               NIS             US DOLLARS
                                                      ---------------------     --------
                                                                (IN THOUSANDS)
                                                      ----------------------------------

Loss from statutory suit                                 1,981            -          521
Capital loss from fix assets realization                   349            -           91
                                                      --------     --------     --------
                                                         2,330            -          612
                                                      ========     ========     ========

NOTE 21     -  FINANCE INCOME AND EXPENSES

                                                            YEAR ENDED DECEMBER 31,
                                                      ------------------------------------
                                                      2 0 0 8       2 0 0 7      2 0 0 8(*)
                                                      --------      --------      --------
                                                               NIS               US DOLLARS
                                                      ----------------------      --------
                                                                 (IN THOUSANDS)
                                                      ------------------------------------

A.    FINANCING INCOME:
      Interest income:
      Short-term bank deposits                           1,475         2,251           388
      Changes in value of debentures held for trading      348           193            92
      Other                                                198            77            52
                                                      --------      --------      --------
      Total interest income                              2,021         2,521           532
      Other:
      Changes in fair value of financial assets
      at fair values                                    (4,836)          (68)       (1,272)
      Realized gain on derivatives                         243             -            64
      Foreign currency differences                      (1,602)         (267)         (421)
      Dividends                                              8           176             2
      Other                                                 71             -            18
                                                      --------      --------      --------
      TOTAL FINANCING INCOME                            (4,095)        2,362        (1,077)
                                                      --------      --------      --------

B.    FINANCING EXPENSES:
      Interest expenses:
      Bank credit                                          343             -            90
      Short-term loans                                     236           366            62
      long-term loans                                      130             -            34
      Lease obligations                                     52             -            14
      Other                                                 82           104            22
                                                      --------      --------      --------
      TOTAL INTEREST EXPENSE                               843           470           222
                                                      --------      --------      --------
      Other:
      Decrease in values of warrants to
      issue shares                                      (1,035)         (767)         (272)
      Realized loss on derivatives                           -           102             -
      Foreign currency differences                       1,096           (38)          288
      Bank fees                                            703           317           185
      Other                                                  5             4             1
                                                      --------      --------      --------
      TOTAL OTHER COSTS                                    769          (382)          202
                                                      ========      ========      ========
      TOTAL FINANCING COSTS                              1,612            88           424
                                                      ========      ========      ========

                                     F - 47

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 22 - EARNING PER SHARE

     A.   BASIC EARNINGS PER SHARE

                                                            YEAR ENDED DECEMBER 31,
                                                      -----------------------------------
                                                      2 0 0 8       2 0 0 7      2 0 0 8(*)
                                                      --------      --------     --------
                                                               NIS              US DOLLARS
                                                      ----------------------     --------
                                                                 (IN THOUSANDS)
                                                      -----------------------------------

Profit (loss) for the year attributable to
equity holders of the parent                              (786)        2,342         (206)
Earnings used in the calculation of total
basic earnings per share                                  (786)        2,342         (206)
                                                      --------      --------     --------
Earnings used in the calculation of basic
earnings per share from continuing operations             (786)        2,342         (206)
                                                      ========      ========     ========

     B.   DILUTED EARNINGS PER SHARE

                                                                  AS OF DECEMBER 31,
                                                      -----------------------------------------
                                                        2 0 0 8        2 0 0 7        2 0 0 8(*)
                                                      ----------      ----------     ----------
                                                                 NIS                 US DOLLARS
                                                      --------------------------     ----------
                                                                    (IN THOUSANDS)
                                                      -----------------------------------------

PROFIT USED TO COMPUTE BASIC EARNING PER SHARE              (786)          2,342           (206)
Adjustments:

Options                                                        -               -              -
                                                      ----------      ----------     ----------

PROFIT USED TO COMPUTE DILUTED EARNING PER SHARE            (786)          2,342           (206)
Weighted average number of shares used in
      computing basic earnings per share              10,267,893      10,267,893     10,267,893
Adjustments:

Options                                                        -               -              -
                                                      ----------      ----------     ----------
Weighted average number of shares used
      in computing diluted earnings per share         10,267,893      10,267,893     10,267,893
                                                      ==========      ==========     ==========

     C.   The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares for the purposes of diluted earnings per share:

          561,982 as of December 31, 2008 and 2007.

                                     F - 48

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 23 - ACQUISITION OF SUBSIDIARIES

     A.   SUBSIDIARIES ACQUIRED

                                                                  PROPORTION OF
                                                        DATE OF       SHARES      COST OF
                          PRINCIPAL ACTIVITY          ACQUISITION    ACQUIRED   ACQUISITION
                    ------------------------------     ---------     --------    --------

2008
Shamir salads       Producing and marketing salads      1/1/2008           51%      5,000
The Distributor     Marketing food products             1/1/2008           51%      1,454
2007
Baron               Marketing food products            13/2/2007         50.1%          -
WF                  Marketing food products            19/1/2007          100%     15,400

     B.   ANALYSIS OF ASSETS AND LIABILITIES ACQUIRED

                                                   SHAMIR SALADS
                                       ------------------------------------
                                                   FAIR VALUE ON  FAIR VALUE ON
                                      BOOK VALUE     ADJUSTMENT    ACQUISITION
                                       -------         -------      -------

CURRENT ASSETS:
Cash & cash equivalents                     31               -           31
Trade & other receivables               15,651               -       15,651
Inventories                              3,099               -        3,099
NON-CURRENT ASSETS:
Property, Plant & equipment              7,331               -        7,331
Prepaid expenses                           818               -          818
Intangible assets                            -           3,373        3,373

CURRENT LIABILITIES:
Bank credit and short term loan        (10,225)              -      (10,225)
Trade & other payables                 (13,640)              -      (13,640)

NON-CURRENT LIABILITIES:
Deferred tax liabilities                   (74)              -          (74)
Severance pay, net                        (286)              -         (286)
                                       -------         -------      -------
                                         2,705           3,373        6,078

NONCONTROLLING INTEREST                                              (2,978)
GOODWILL ON ACQUISITION                                               1,900
                                                                    -------
TOTAL                                                                 5,000
                                                                    =======

                                 THE
                             DISTRIBUTOR
                             BOOK VALUE
                               ------

CURRENT ASSETS:
Cash & cash equivalents           759
                               ------

NONCONTROLLING INTEREST          (372)
GOODWILL ON ACQUISITION         1,067
                               ------
TOTAL                           1,454
                               ======

                                     F - 49

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 23 - ACQUISITION OF SUBSIDIARIES (CONT.)

     B.   ANALYSIS OF ASSETS AND LIABILITIES ACQUIRED (CONT.)

                                      WF KOSHER FOOD DISTRIBUTORS LTD
                                   --------------------------------------
                                                FAIR VALUE ON  FAIR VALUE ON
                                  BOOK VALUE      ADJUSTMENT    ACQUISITION
                                   -------         -------        -------

CURRENT ASSETS:
Trade & other receivables            5,402               -          5,402
Inventories                          8,142               -          8,142
NON-CURRENT ASSETS:
Property, Plant & equipment            208               -            208
Prepaid expenses                        89               -             89

CURRENT LIABILITIES:
Trade & other payables              (1,530)              -         (1,530)
                                   -------         -------        -------

                                    12,311               -         12,311
GOODWILL ON ACQUISITION                                             3,089
                                   -------         -------        -------
TOTAL                               12,311               -         15,400
                                   =======         =======        =======

     C.   FAIR VALUES DETERMINED ON A PROVISIONAL BASIS

          A valuation was performed for the purpose of allocating the acquisition cost of Shamir Salads and of the Danish company. The valuation determined, inter alia, that the entire excess cost in the acquisition of the Danish company should be allocated to goodwill (the goodwill was written off entirely in examination of its
          recoverability), while the acquisition cost of Shamir Salads was allocated as follows - the value of NIS 1,570 thousand was allocated to the brand name, the value of NIS 1,364 thousand was allocated to customer relations, and the value of NIS 439 thousand was allocated to technological know-how. The value of the goodwill was determined accordingly - NIS 1,900 thousand.

     D.   COST OF ACQUISITION

          The cost of the joint establishment of the Danish distribution company was paid in cash. The acquisition cost of Shamir Salads was contingent upon the sum of the audited net profit, after neutralizing capital gains that Shamir Salads shall present in its audited financial statements for the year 2008, being multiplied by 2.55. As of December
          31, 2008, and according to the total net profit that Shamir Salads presented for the year ended December 31, 2008, the sum of the compensation was calculated on the sum of the advance.

     E.   NET CASH OUTFLOW ON ACQUISITION

                                                               YEAR ENDED DECEMBER 31,
                                                        ------------------------------------
                                                        2 0 0 8        2 0 0 7      2 0 0 8(*)
                                                        -------        -------       -------
                                                                  NIS              US DOLLARS
                                                        ----------------------       -------
                                                                    (IN THOUSANDS)
                                                        ------------------------------------

Total purchase consideration                              6,454         15,400         1,698
Compensation paid in cash                                 6,454         15,400         1,698
Less: cash and cash equivalent balances acquired           (790)             -          (208)
                                                        -------        -------       -------
                                                          5,664         15,400         1,490
                                                        =======        =======       =======

                                     F - 50

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 23 - ACQUISITION OF SUBSIDIARIES (CONT.)

     F.   GOODWILL ARISING ON ACQUISITION

          Goodwill was recognized during the acquisition of Shamir Salads, because the compensation that was paid within the scope of the business combination includes sums relating to the expected benefits from the synergy (cooperation), income growth, and future developments that are anticipated in the markets of both companies. These benefits are not recognized separately from the goodwill, since the future economic benefits deriving from them cannot be reliably measured.
          Furthermore, the compensation includes sums relating to benefits expected from Shamir Salad's experienced manpower; meaning, the costs that Shamir Salads saved (and that Willi-Food saved indirectly) due to the fact that Shamir Salads has existing manpower, which eliminated the need for a general recruitment of employees and job training
          (assembled workforce).

          Goodwill was recognized during the acquisition of the Danish distribution company because the compensation that was paid within the scope of the business combination includes sums relating to the expected benefits from the synergy (cooperation), increased export income, and the receipt of licenses to export to the United States.

NOTE 24 - NON-CASH TRANSACTION

     During 2008 the group has made a commitment to pay royalties for a brand name in the amount of NIS 2,000 in thousands over a three years period. As of December 31, 2008 the amount not yet paid in cash is NIS 1,700 in thousands.

NOTE 25 - FINANCIAL INSTRUMENTS

     A.   SIGNIFICANT ACCOUNTING POLICIES

          Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

     B.   CATEGORIES OF FINANCIAL INSTRUMENTS

                                                           AS OF DECEMBER 31,
                                                -------------------------------------
                                                2 0 0 8        2 0 0 7       2 0 0 8(*)
                                                -------        -------        -------
                                                          NIS                US DOLLARS
                                                ----------------------        -------
                                                            (IN THOUSANDS)
                                                -------------------------------------

FINANCIAL ASSETS
Held for trading                                  9,444         31,267          2,484
Trade and other receivables
  (including cash and cash equivalents)         163,679        127,004         43,051

FINANCIAL LIABILITIES
Held for trading                                      5          1,206              1
Amortized cost                                   85,804         47,255         22,568

     C.   OBJECTIVES OF MANAGING FINANCIAL RISKS

          The finance departments of the Group provide services to the business activity, enable access to local and international financial markets, supervise and manage the financial risks relating to the Group's activities using internal report that analyze the extent of the risk exposure according to degree and intensity. These risks include market risks (including currency risk, fair value risk in respect of the interest rates, price risk and cash flow risk in respect of the interest rates), credit risk and liquidity risk.

          The Group reduces the impact of the aforesaid risks from time to time by using derivative financial instruments in order to hedge the risk exposures, such derivatives are not designated as hedges for accounting purposes. Derivatives are used according to the Group's policy, which was approved by the boards of directors. The policy prescribes principles regarding: management of currency risk, interest rate risk, credit risk, the use of derivatives and of non-derivative financial instruments, and investment of liquidity surplus. The compliance with policy and the exposure levels are reviewed by the internal auditor on a continuing basis.

                                     F - 51

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 25 - FINANCIAL INSTRUMENTS (CONT.)

     C.   OBJECTIVES OF MANAGING FINANCIAL RISKS (CONT.)

          The financial management departments of the Group report to the investment committee of the Group and to the board of directors of the
          Company about the risks and about implementation of the assimilated policy in order to minimize the risk exposures.

     D.   MARKET RISK

          The Group's activity exposes it mainly to financial risks of fluctuations in the exchange rates of foreign currency and/or changes in the prices of the imported products and/or changes in the interest rates. The Group purchases forward foreign-currency swap contracts, as needed, opens documentary credit to suppliers, and carries out orders for imported goods.

          During the report period, no change occurred in the exposure to market risks or in the way by which the Group manages or measures the risk

     E.   LIQUIDITY RISK MANAGEMENT

          The following table presents the Group's outstanding contractual maturity profile for its non-derivative financial liabilities. The analysis presented is based on the undiscounted contractual maturities of the Group's financial liabilities, including any interest that will accrue. Non-interest bearing financial liabilities which are due to be settled in less than 12 months from maturity equal their carrying values, since the impact of the time value of money is immaterial over such a short duration.

          MATURITY PROFILE OF OUTSTANDING FINANCIAL LIABILITIES'

                                             1 YEAR       1-5 YEARS       TOTAL
                                             -------       -------       -------
2008
Interest free                                 65,813         2,166        67,979
Lease agreement liability                        333           271           604
Instruments bearing variable interest         17,322             -        17,322
                                             -------       -------       -------
Total                                         83,468         2,437        85,905
                                             =======       =======       =======

2007
Interest free                                 40,565         1,752        42,317
Instruments bearing variable interest              -         5,978         5,978
                                             -------       -------       -------
Total                                         40,565         7,730        48,295
                                             =======       =======       =======

     F.   EXCHANGE RATE RISK

          The Group undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise.
          Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

          The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at reporting date are as follows:

                  LIABILITIES                   ASSETS
             --------------------        --------------------
            2 0 0 8        2 0 0 7      2 0 0 8       2 0 0 7
             ------        ------        ------        ------
              NIS            NIS           NIS           NIS
             ------        ------        ------        ------

USD          30,464        27,683        17,465        21,400
EUR           2,347           968           870         3,650
DKK           3,841             -         4,004             -
Other             -             -             -             1

                                     F - 52

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 25 - FINANCIAL INSTRUMENTS (CONT.)

     F.   EXCHANGE RATE RISK (CONT.)

          The Group is mainly exposed to USD and EUR.

          The following table details the Group's sensitivity to a 10% increase and decrease in the NIS against the relevant foreign currencies. 10%
          is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates. A positive number below indicates an increase in profit and other equity where the NIS strengthens 10% against the relevant currency. For a 10%
          weakening of the NIS against the relevant currency, there would be an equal and opposite impact on the profit and other equity, and the balances below would be negative.

                        USD IMPACT   EUR IMPACT
                          ------       ------
                           2008         2008
                          ------       ------
                            NIS          NIS
                          ------       ------

Profit or loss (1)         1,300          148

                        USD IMPACT   EUR IMPACT
                          ------       ------
                           2007         2007
                          ------       ------
                           NIS           NIS
                          ------       ------

Profit or loss (1)           629         (269)

          (1)  This is mainly attributable to the exposure outstanding on receivables, cash and payables at year end in the Group, and forward foreign exchange contracts.

          FORWARD FOREIGN EXCHANGE CONTRACTS

          The Group enters into forward foreign exchange contracts to manage the risk associated with anticipated sales and purchase transactions, which are treated as non hedging instruments. The resulting gain or loss is recognized in profit or loss immediately.

The following table details the forward foreign currency (FC) contracts outstanding as at reporting date:

                                AVERAGE EXCHANGE RATE          FOREIGN CURRENCY             CONTRACT VALUE               FAIR VALUE
                                ---------------------        --------------------        --------------------        --------------------
                                 2008           2007          2008          2007          2008          2007          2008          2007
                                ------         ------        ------        ------        ------        ------        ------        ------
                                                            CURRENCY      CURRENCY        NIS           NIS           NIS           NIS
                                  NIS            NIS        THOUSANDS     THOUSANDS     THOUSANDS     THOUSANDS     THOUSANDS     THOUSANDS
                                ------         ------        ------        ------        ------        ------        ------        ------

CASH FLOWS HEDGES

PURCHASE OF USD SELL NIS        3.5878         4.1081           900         6,000         3,349        23,261            77          (184)
PURCHASE OF EUR SELL NIS        5.2585         5.6243             -           300             -         1,680             -            18
                                                                                                                     ------        ------
                                                                                                                         77          (166)
                                                                                                                     ======        ======

     G.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          The financial instruments of the Group consist of derivative and non derivative assets and liabilities. Non-derivative assets include cash and cash equivalents, receivables and other current assets.
          Non-derivative liabilities include short-term bank credit, trade payables, other current liabilities and long-term loans from banks and others. Derivative assets and liabilities include mainly foreign exchange forward contracts (2007 - also included index swap contracts). Due to the nature of these financial instruments, their fair value, generally, is identical or close to the value at which they are presented in the financial statements, unless stated
          otherwise.

          The fair value of the long-term loans approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

                                     F - 53

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 26 - BUSINESS AND GEOGRAPHIC SEGMENTS

     A.   DATA REGARDING BUSINESS SEGMENTS

YEAR ENDED DECEMBER 31, 2008

                                                   NON-PRESERVED    PRESERVED
                                                     PRODUCTS        PRODUCTS        TOTAL
                                                     --------        --------      --------

YEAR ENDED DECEMBER 31, 2008:
REVENUES                                              258,855          90,372       349,227
                                                     ========        ========      ========
OPERATING INCOME (LOSS) BY SEGMENT                     28,690           5,127        33,817
                                                     ========        ========
Less - unallocated general and administrative
expenses                                                                             23,127
Other expense                                                                         2,195
Goodwill impairment                                                                   1,067
Financial costs, net                                                                 (5,707)
                                                                                   --------
PROFIT BEFORE INCOME TAXES                                                            1,721
Income taxes                                                                          1,454
                                                                                   --------
PROFIT FROM CONTINUING OPERATIONS                                                       267

DECEMBER 31, 2008:
TOTAL SEGMENT ASSETS                                   22,215          12,202        34,417
                                                     ========        ========
UNALLOCATED ASSETS                                                                  238,925
                                                                                   --------
                                                                                    273,342
                                                                                   ========

SEGMENT LIABILITIES                                         -               -             -
                                                     ========        ========
UNALLOCATED LIABILITIES                                                              87,760
                                                                                   --------
                                                                                     87,760
                                                                                   ========

YEAR ENDED DECEMBER 31, 2007

                                                   NON-PRESERVED    PRESERVED
                                                     PRODUCTS        PRODUCTS       TOTAL
                                                     --------        --------      --------

YEAR ENDED DECEMBER 31 2007:

REVENUES                                              157,986          91,707       249,693
                                                     ========        ========      ========
OPERATING INCOME (LOSS) BY SEGMENT                     18,544           7,925        26,469
                                                     ========        ========
Less - unallocated general and administrative
expenses                                                                             18,869
Other income                                                                           (470)
Goodwill impairment                                                                   3,054
Financial income, net                                                                 2,274
                                                                                   --------
PROFIT BEFORE INCOME TAXES                                                            7,290
Income taxes                                                                          2,651
                                                                                   --------
PROFIT FROM CONTINUING OPERATIONS                                                     4,639

DECEMBER 31 2007:
TOTAL SEGMENT ASSETS                                   19,625          11,395        31,020
                                                     ========        ========
UNALLOCATED ASSETS                                                                  208,432
                                                                                   --------
                                                                                    239,452
                                                                                   ========
SEGMENT LIABILITIES                                         -               -             -
                                                     ========        ========
UNALLOCATED LIABILITIES                                                              48,845
                                                                                   --------
                                                                                     48,845
                                                                                   ========

                                     F - 54

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 26 - BUSINESS AND GEOGRAPHIC SEGMENTS (CONT.)

     B.   DATA REGARDING GEOGRAPHICAL SEGMENTS

                        REVENUES BY GEOGRAPHICAL MARKETS
                     -------------------------------------
                             YEAR ENDED DECEMBER 31,
                     -------------------------------------
                     2 0 0 8        2 0 0 7       2 0 0 8(*)
                     -------        -------        -------
                              NIS                 US DOLLARS
                     ----------------------        -------
                                (IN THOUSANDS)
                     -------------------------------------

Israel               281,973        199,064         74,164
North America         35,931         41,989          9,451
Europe                29,462          7,158          7,749
Others                 1,861          1,482            489
                     -------        -------        -------
                     349,227        249,693         91,853
                     =======        =======        =======

                            PURCHASE COST OF SEGMENT
                        (TANGIBLE AND INTANGIBLE) ASSETS
                     -------------------------------------
                            YEAR ENDED DECEMBER 31,
                     -------------------------------------
                     2 0 0 8        2 0 0 7       2 0 0 8(*)
                     -------        -------        -------
                               NIS                US DOLLARS
                     ----------------------        -------
                                (IN THOUSANDS)
                     -------------------------------------

Israel                64,623         48,621         16,997
North America              -            577              -
Europe                   144              -             37
                     -------        -------        -------
                      64,767         49,198         17,034
                     =======        =======        =======

                                 SEGMENT ASSETS
                     -------------------------------------
                                  DECEMBER 31,
                     -------------------------------------
                     2 0 0 8        2 0 0 7       2 0 0 8(*)
                     -------        -------        -------
                               NIS                US DOLLARS
                     ----------------------        -------
                                (IN THOUSANDS)
                     -------------------------------------

Israel               269,084        230,546         70,774
North America             46          8,906             12
Europe                 4,212              -          1,108
                     -------        -------        -------
                     273,342        239,452         71,894
                     =======        =======        =======

                                     F - 55

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 27 - RELATED PARTIES

     Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and other related parties are disclosed below:

     A.   TRANSACTIONS WITH RELATED PARTIES

                                        YEAR ENDED DECEMBER 31,
                                 ---------------------------------
                                 2 0 0 8      2 0 0 7     2 0 0 8(*)
                                 -------      -------      -------
                                          NIS             US DOLLARS
                                 --------------------      -------
                                           (IN THOUSANDS)
                                 ---------------------------------

Purchases of goods                   586        1,568          154
                                 =======      =======      =======

Participation in expenses             70           67           18
                                 =======      =======      =======

Management fees                    2,650        2,404          697
                                 =======      =======      =======

Bonus                                 75          762           20
                                 =======      =======      =======

     B.   BALANCES WITH RELATED PARTIES

                                       YEAR ENDED DECEMBER 31,
                                 ---------------------------------
                                 2 0 0 8      2 0 0 7     2 0 0 8(*)
                                 -------      -------      -------
                                          NIS             US DOLLARS
                                 --------------------      -------
                                           (IN THOUSANDS)
                                 ---------------------------------

Due to officers                      223          844           59
                                 =======      =======      =======
Parent company                     1,467        3,101          386
                                 =======      =======      =======

                                     F - 56

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 28 - BORROWINGS

          SECURED LIABILITIES

                                                  AS OF DECEMBER 31,
                                           -------------------------------
                                           2 0 0 8     2 0 0 7     2 0 0 8(*)
                                           -------     -------     -------
                                                   NIS            US DOLLARS
                                           -------------------     -------
                                                    (IN THOUSANDS)
                                           -------------------------------

Bank credit                                  4,514           -       1,187
Bank loans                                   8,871           -       2,333
Liability relating to Lease agreement          584           -         154
                                           -------     -------     -------
                                            13,969           -       3,674
                                           =======     =======     =======

NOTE 29 - SUBSEQUENT EVENTS

     1.   The Company the commenced a tender offer on February 5, 2009 (that was extended on March 5, 2009) to purchase from the holders of shares and/or depositary interests of Gold Frost all of the issued and outstanding share capital of Gold Frost not already held by the
          Company for a price of 5 pence per share or per depositary interest in cash has expired. The tender offer had been subject to the condition that the number of shares and depositary interests duly tendered constitute, upon expiration of the offer period and together with the shares held by the Company at such time, more than 95 per cent of the issued and outstanding share capital of Gold Frost. Such condition was not met. As a result, the Company will not purchase any of the Gold
          Frost shares that have been tendered.

     2.   On April 16, 2009 a purported class action lawsuit had been filed against the Company. The complaint alleges that the Company misled its customers by illegal marking of a product that the Company imports and sells as "sugar free", according to The Israeli Consumer Protection
          Law, 1981.

          The group, which the lawsuit desires to represent are any Israeli resident who bought this product due to such person's preference for a sugar free or a reduced sugar product (the "GROUP"). According to the plaintiff, the Group consists of 2,000 customers. The plaintiff appraises its own damages at NIS 2,000 (approximately USD 500) and the damages of the entire Group to be NIS 4 million (approximately USD 1 million).

          At this preliminary stage, the Company is examining the plaintiff's alleged claims, and it will respond and relate to the allegations, to the extent necessary, after its examination and after consulting with its legal advisors.

                                     F - 57

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 30 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS'S)

     A.   GENERAL

          Following the publication of Accounting Standard No. 29, "the Adoption of International Financial Reporting Standards (IFRS)" in July 2006,
          the Company adopted IFRS starting January 1, 2008.

          Pursuant to the provisions of IFRS 1, which deals with the first-time adoption of IFRS, and considering the date in which the Company elected to adopt these standards for the first time, the financial statements which the Company must draw up in accordance with IFRS rules, are the consolidated financial statement as of December 31,
          2008, and for the year ended on that date. The date of transition of the Company to reporting under IFRS, as it is defined in IFRS 1, is
          January 1, 2007 (hereinafter: "the transition date"), with an opening balance sheet as of January 1, 2007 (hereinafter: "Opening Balance").

          Under the opening balance sheet, the Company performed the following reconciliations:

          o    Recognition of all assets and liabilities whose recognition is required by IFRS.

          o    De-recognition of assets and liabilities if IFRS do not permit such recognition.

          o    Classification of assets, liabilities and components of equity according to IFRS.

          o    Application of IFRS in the measurement of all recognized assets and liabilities.

          IFRS 1 states that all IFRS shall be adopted retroactively for the opening balance sheet. At the same time, IFRS 1 includes 14 relieves, in respect of which the mandatory retroactive implementation does not apply. The Company chose to implement two relieves. See note 29f.

          Changes in the accounting policy which the Company implemented retroactively in the opening balance sheet under IFRS, compared to the accounting policy in accordance with Generally Accepted Accounting
          Principles in Israel, were recognized directly under Retained Earnings or another item of Shareholders' Equity, as the case may be.

          This note is formulated on the basis of International Financial
          Reporting Standards and the notes thereto as they stand today, that have been published and entered into force or that may be adopted earlier as at the Group's first annual reporting date according to
          IFRS, December 31, 2008.

          Listed below are the Company's consolidated balance sheets as of
          January 1, 2007, and December 31, 2007, and the consolidated statement of income and the shareholders' equity for the year ended on December
          31, 2007 prepared in accordance with International Accounting
          Standards. In addition, the table presents the material
          reconciliations required for the transition from reporting under
          Israeli GAAP to reporting under IFRS.

                                     F - 58

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 30 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS'S) (CONT.)

     B.   RECONCILIATION OF BALANCE SHEETS FROM ISRAELI GAAP TO IFRS

                                                DECEMBER 31, 2007                                   JANUARY 1, 2007
                                    ------------------------------------------        ------------------------------------------
                                                     EFFECT OF                                         EFFECT OF
                                     ISRAELI       TRANSITION TO                      ISRAELI        TRANSITION TO
                                      GAAP             IFRS             IFRS            GAAP             IFRS             IFRS
                                    --------         --------         --------        --------         --------         --------
                                                 NIS IN THOUSANDS                                   NIS IN THOUSANDS
                                    ------------------------------------------        ------------------------------------------

ASSETS
CURRENT ASSETS
Cash and cash equivalents             61,649                            61,649          91,398                            91,398
Marketable securities                 31,267                            31,267          13,945                            13,945
Trade receivables                     63,798                            63,798          48,233                            48,233
Other receivables                      2,776             (256)           2,520           2,585                             2,585
Inventories                           31,020                            31,020          21,015                            21,015
                                    --------         --------         --------        --------         --------         --------
Total current assets                 190,510             (256)         190,254         177,176                           177,176
                                    --------         --------         --------        --------         --------         --------

NON-CURRENT ASSETS
Property, plant and
  equipment                           55,310          (10,741)          44,569          49,213          (10,741)          38,472
Less -Accumulated
  depreciation                         8,355                             8,355           6,442                             6,442
                                    --------         --------         --------        --------         --------         --------
                                      46,955          (10,741)          36,214          42,771          (10,741)          32,030

Goodwill                               1,795                             1,795               -                                 -
Intangible assets                        103                               103               -                                 -
Prepaid rental expenses                  208           10,607           10,815               -           10,741           10,741
Deferred taxes                           115              156              271              94              (94)               -
                                    --------         --------         --------        --------         --------         --------
Total non-current assets              49,176               22           49,198          42,865              (94)          42,771
                                    ========         ========         ========        ========         ========         ========
TOTAL ASSETS                         239,686             (234)         239,452         220,041              (94)         219,947
                                    ========         ========         ========        ========         ========         ========

EQUITY AND LIABILITIES
CURRENT LIABILITIES
Short-term bank credit                 5,978                             5,978               -                -                -
Trade payables                        34,330                            34,330          20,772                -           20,772
Other payables and accrued
  expenses                             7,013              288            7,301          12,081               (3)          12,078
                                    --------         --------         --------        --------         --------         --------
Total current liabilities             47,321              288           47,609          32,853               (3)          32,850
                                    --------         --------         --------        --------         --------         --------

NON-CURRENT LIABILITIES
Employees Benefits                       460             (297)             163             347              (62)             285
Warrants to issue shares                   -            1,040            1,040             348            1,459            1,807
Deferred taxes                             -               33               33               -              195              195
                                    --------         --------         --------        --------         --------         --------
Total non-current
  liabilities                            460              776            1,236             695            1,592            2,287
                                    --------         --------         --------        --------         --------         --------

Noncontrolling interest               18,613          (18,613)               -          14,754          (14,754)               -
                                    --------         --------         --------        --------         --------         --------

CAPITAL AND RESERVES
Share capital                          1,113                             1,113           1,113                             1,113
Premium                               61,350           (2,294)          59,056          61,350           (2,294)          59,056
Foreign currency
  translation reserve                   (414)                             (414)              -                                 -
Retained earnings                    111,243              990          112,233         109,276              615          109,891
Noncontrolling interest                    -           18,619           18,619               -           14,750           14,750
                                    --------         --------         --------        --------         --------         --------
                                     173,292           17,315          190,607         171,739           13,071          184,810
                                    ========         ========         ========        ========         ========         ========

TOTAL EQUITY AND LIABILITIES         239,686             (234)         239,452         220,041              (94)         219,947
                                    ========         ========         ========        ========         ========         ========

                                     F - 59

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 30 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS'S) (CONT.)

     C.   RECONCILIATION OF INCOME STATEMENTS FROM ISRAELI GAAP TO IFRS

                                                  YEAR ENDED DECEMBER 31, 2007
                                           ------------------------------------------
                                                           EFFECT OF
                                                         TRANSITION TO
                                         ISRAELI GAAP         IFRS             IFRS
                                           --------         --------         --------
                                                         NIS IN THOUSANDS
                                           ------------------------------------------

Revenue                                     249,693                           249,693
Cost of sales                               198,827              134          198,961
                                           --------         --------         --------
GROSS PROFIT                                 50,866              134           50,732
                                           --------         --------         --------

OPERATING COSTS AND EXPENSES

Selling expenses                             24,404             (141)          24,263
General and administrative expenses          18,963              (94)          18,869
Other (income) expenses                           -             (470)            (470)
Goodwill Impairment                           3,054                             3,054
                                           --------         --------         --------
                                             46,421             (705)          45,716
                                           --------         --------         --------

OPERATING PROFIT                              4,445              571            5,016
Finance income                                1,856              506            2,362
Finance expenses                                  -               88               88
Other income                                    470             (470)               -
                                           --------         --------         --------

PROFIT BEFORE TAX                             6,771              519            7,290
Income tax charge                             2,517              134            2,651
                                           ========         ========         ========

PROFIT FOR THE PERIOD                         4,254              385            4,639
                                           ========         ========         ========

Attributable to:
Equity holders of the Company                 1,967              375            2,342
Noncontrolling interest                       2,287               10            2,297
                                           --------         --------         --------
NET INCOME                                    4,254              385            4,639
                                           ========         ========         ========

                                     F - 60

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 30 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS'S) (CONT.)

     D.   EQUITY RECONCILIATION

                                                            FOREIGN CURRENCY
                                      SHARE                   TRANSLATION    RETAINED
                                     CAPITAL     PREMIUM        RESERVE      EARNINGS        TOTAL
                                    --------     --------       --------     --------      --------

    YEAR ENDED DECEMBER 31, 2007

ISRAELI GAAP                           1,113       61,350           (414)     111,243       173,292
                                    ========     ========       ========     ========      ========
EFFECT OF TRANSITION TO IFRS
UNDER IFRS RULES                           -       (2,294)             -          990        (1,304)
                                    ========     ========       ========     ========      ========

BALANCE - JANUARY 1, 2007
ISRAELI GAAP                           1,113       61,350              -      109,276       171,739
                                    ========     ========       ========     ========      ========
EFFECT OF TRANSITION TO IFRS
UNDER IFRS RULES                           -       (2,294)             -          615        (1,679)
                                    ========     ========       ========     ========      ========

     E.   ADDITIONAL INFORMATION

          1.   DEFERRED TAXES

               In accordance with generally accepted accounting principles in
               Israel, deferred tax assets or liabilities were classified as current or non-current assets or liabilities depending on the classification of the assets or liabilities in respect of which they were created.

               Pursuant to IAS 1, deferred tax assets or liabilities are
               classified as non-current assets or liabilities, respectively.

               Consequently, amounts of NIS 289 thousand and NIS 94 thousand which were previously presented under accounts payable and under non-current assets, respectively, were reclassified to deferred taxes under non-current liabilities as of January 1, 2007.

               As of December 31, 2007, amounts of NIS 256 thousand and NIS 133 thousand which were previously presented under accounts
               receivable and under accounts payable, respectively, were
               reclassified to deferred taxes under non-current liabilities in the amount of NIS 33 thousand and to deferred taxes under
               non-current assets in the amount of NIS 271 thousand.

          2.   LEASE FROM THE ISRAELI LAND AUTHORITY ("ILA")

               Leasehold rights In accordance with Previous GAAP: Though
               December 31, 2006, leasehold rights were presented under
               property, plant and equipments.

               In accordance with IFRSs: Leasehold rights are presented within prepaid expenses.

               The effect on the balance sheet as of January 1, 2007 was an increase in prepaid expenses of NIS 10,741 thousand against decrease of NIS 10,741 thousand in property, plant and
               equipments.

               The effect on the balance sheet as of December 31, 2007 was an increase in prepaid expenses of NIS 10,607 thousand and decrease in property, plant and equipment in the amount of NIS 10,741 thousand. The change in the year 2007 of NIS 134 thousand has been attributed to the P&L in Cost of sales.

                                     F - 61

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 30 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS'S) (CONT.)

     E.   ADDITIONAL INFORMATION (Cont.)

          3.   WARRANTS TO ISSUE SHARES

               Under Israeli GAAP warrants with exercise price linked to the CPI can be treated as permanent equity.

               Under IFRS IAS 32, if terms of a derivative financial instrument are such that it is not settled by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments it should be classified as liability, carried at fair value with changes in fair values recorded in earnings.

               Hence, warrants with exercise price linked to the CPI with fair values of NIS 1,459 and NIS 1,040 as of January 1, 2007 and
               December 31, 2007 respectively has been recognized as liability.
               As a result of that classification changes in fair values of NIS
               2,294 were recorded in retained earnings balance as of January 1,
               2007 and changes in fair values of NIS 419 were recorded in earnings for the year ended December 31, 2007.

          4.   NONCONTROLLING INTEREST

               In accordance with Previous GAAP: Noncontrolling interest was presented in the balance sheet between the liabilities and shareholders' equity as a quasi- equity item.

               The minority share in results of subsidiary was presented as income (expense) within the Group's consolidated income
               statements.

               In accordance with IFRSs: Noncontrolling interest is presented within the shareholders' equity. The Minority share in result of subsidiaries is not included in the consolidated income
               statements as income (expense) but rather the total profit (loss)
               is attributed to the Company and the minority.

               The effect on the balance sheet as of January 1, 2007 was an increase in Shareholders' equity of NIS 13,071 thousand against decrease of NIS 14,750 thousand in liabilities.

               The effect on the balance sheet as of December 31, 2007 was an increase in Shareholders' equity of NIS 17,315 thousand and decrease in liabilities in the amount of NIS 18,619 thousand.

                                     F - 62

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (NIS IN THOUSANDS)

NOTE 30 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS'S) (CONT.)

     E.   ADDITIONAL INFORMATION (CONT.)

          5.   EMPLOYEES BENEFITS

               In accordance with generally accepted accounting principles in
               Israel, the Company's liability for severance pay is calculated based on the recent salary of the employee multiplied by the number of years of employment.

               Pursuant to IAS 19, the provision for severance pay is calculated according to an actuarial basis taking into account the
               anticipated duration of employment, the value of time, the expected salary increases until retirement and the possible retirement under conditions not entitling severance pay.

               Discount rate used in the calculations was based on yields on governmental bonds as the Company believes that there is no deep market for high quality corporate bonds. The issue of deep market is still under consideration and the decision regarding deep market may be changed. The use of market yields on highly rated corporate bond would have the effect of decreasing the Company's obligation since the discount rate would have been higher than the governmental bond yields used under the assumption of no deep market.

               As of December 31, 2007, the nominal discount rate used in the calculations was 5.8% and was determined in reference to Shachar governmental bond.

               In addition, under Israeli GAAP, deposits made with regular policies or directors' insurance policies which are not in the employee's name, but in the name of the employer, were also deducted from the Company's liability.

               Under IFRS, regular policies or directors' insurance policies as aforesaid, which do not meet the definition of plan assets under
               IAS 19, will be presented in the balance sheet under a separate item and will not be deducted from the employer's liability.

               The impact of the aforesaid on the balance sheet is decrease employee benefit obligation in the amounts of NIS 62 thousand and
               NIS 297 thousand as of January 1, 2007 and December 31, 2007, respectively.

               The Company adopted a policy to recognize actuarial gains and losses immediately in earnings.

     F.   RELIEFS WITH RESPECT TO THE RETROACTIVE IMPLEMENTATION OF IFRS ADOPTED
          BY THE COMPANY

          IFRS 1 includes several reliefs, in respect of which the mandatory retroactive implementation does not apply. The Company elected to adopt in its opening balance sheet under IFRS as of January 1, 2007
          (hereinafter: "the opening balance sheet") the reliefs with regards to:

          Business Combinations, in accordance to the relief, the Company chose not to retroactively implement the provisions of IFRS 3 regarding to business combination which occurred before January 1, 2007.

          Consequently goodwill and adjustments due to fair value of subsidiaries that where acquired before January 1, 2007 are treated in accordance to generally accepted accounting principles in Israel.

                                     F - 63

ITEM 2 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

     The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company and the related Notes thereto submitted with this Form 6-K. The Company's financial statements as of
December 31, 2008 and for the year then ended have been prepared in accordance with International Financial Reporting Standards ("IFRSs") and interpretations issued by the International Accounting Standard Board ("IASB"), and such accounting policies have been applied retrospectively to the Company's financial statements as of December 31, 2007 and for the year then ended.

     The Company is engaged in the design, import, manufacture, export, marketing and distribution of a broad range of food products purchased from over
120 suppliers worldwide and marketed in Israel and internationally, and to a much lesser extent, the areas administered by the Palestinian Authority. The
Company's products are sold in Israel and around the world to over 1,500 customers, including supermarket chains in the organized market, private supermarket chains, mini-markets, wholesalers, manufacturers and institutional consumers. The Company was incorporated in Israel in January 1994 and commenced operations in February 1994.

     In 2008, the Company faced challenges pertaining to increases in food commodity prices that exceeded global inflation rates. Beginning in the of fourth quarter of 2008, the Company has been affected by the sharp decrease of global purchase prices of food products, resulting in the sharp decrease in the selling prices of the Company's products as well. Because the Company's commitments to purchase food products were based on higher prices from its vendors, the immediate consequence was a decline in the gross margin in the fourth quarter of 2008 and the Company expect a further decline until approximately mid 2009 when the Company would complete the sale of the inventory in the orders from vendors backlog acquired at the higher prices. The decrease of global purchase prices of food products compounded with the recent strengthening of the U.S. dollar versus the NIS (a depreciation of more than 11%
of the value of the NIS in the fourth quarter of 2008) and the general effects of the global economic recession and increasing unemployment rates reduced our gross margin to 7.4% in the fourth quarter of 2008.

     In light of the anticipated continued recession and increasing unemployment rates, our foreseeable challenges ahead will be in managing our expenses, and in particular the cost of our products, to an acceptable degree in order to accommodate our consumers' anticipated desire to acquire lower cost products. We hope that in these difficult times we will be able to maintain our customer base both in the retail and in the wholesale markets.

     We also intend to continue to seek to grow our market share in Israel and abroad through the introduction of additional innovative niche products to give the customer more choice, healthier and/or less expensive products and, where permitted, by expanding our relationships with our suppliers. We also intend to increase expenditures on marketing and sales activities to increase the market penetration of the products that we currently sell in Israel.

     We also intend to expand our business outside of Israel, and in particular, in the U.S. and Europe. For convenience purposes, the financial data for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 has been translated into U.S. Dollars using the representative exchange rate. This rate as of
December 31, 2008 was NIS 3.802 = USD 1.00.

     The Company is not involved in any off balance sheet transactions or long-term contractual obligations.

CRITICAL ACCOUNTING POLICIES

     Management's discussion and analysis is based upon the consolidated financial statements, which have been prepared in accordance with International
Financial Reporting Standards as issued by the International Accounting
Standards Board (IASB) for all reporting periods presented. The use of these
International Financial Reporting Standards requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting accounting periods presented. These estimates include, among other things, assessing the collectibility of accounts receivable and the use of recoverability of inventory. Actual results could differ from those estimates. The markets of the Company's products are characterized by intense competition and a rapid turnover of products and frequent new introductions of products, all of which may impact future ability to value the Company's assets.

     The following critical accounting policies may affect significant judgments and estimates used in the preparation of the consolidated financial statements.

1. Revenue Recognition - Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

     (1)  Sale of goods

          Revenue from the sale of goods is recognised when all the following conditions are satisfied:

          o    The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

          o    The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold

          o    The amount of revenue can be measured reliably;

          o    It is probable that the economic benefits associated with the transaction will flow to the entity; and

          o    The costs incurred or to be incurred in respect of the
               transaction can be measured reliably.

This policy is significant because the revenue is a key component of the
Company's operations, as well as the fact that the revenue recognition determines the timing of certain expenses. Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause the operating results to vary from quarter to quarter and may result in operating losses

2.   Inventories - Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

     Inventories are stated at the lower of cost and net realizable value. Cost of inventories includes all the cost of purchase, direct labor, fixed and variable production overheads and other cost that are incurred, in bringing the inventories to their present location and condition.

     Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

     Cost is determined as follows:

     Raw material, components and packaging -    by the "first-in, first-out" method;

     Processing goods                       -    cost of materials plus labor

     finished products                      -    on the basis of standard cost
                                                 which approximates actual production
                                                 cost (materials, labor and indirect
                                                 manufacturing costs).

     Products                               -    weighted average method

3.   Useful lives of property, plant and equipment - the Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period.

4.   Impairment of goodwill - Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

5.   Deferred taxes- the company recognizes deferred tax assets for all of the deductible temporary differences up to the amount as to which it is anticipated that there will be taxable income against which the temporary difference will be deductible. During each period, for purposes of calculation of the utilizable temporary difference, management uses estimates and approximations as a basis which it evaluates each period.

6.   The current value of the Company's obligation in respect of severance pay is based on actuarial assumptions, including discount rate (which is based on the discount rate of government bonds), market conditions, etc.
     Differences in the actuarial assumptions may change the book value of the
     Company's obligation in respect of severance pay.

ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

1.   STANDARDS AND INTERPRETATIONS WHICH ARE EFFECTIVE AND HAVE BEEN APPLIED IN
     THESE FINANCIAL STATEMENTS.

     The following three Interpretations issued by the International Financial
     Reporting Interpretations Committee are effective for the current period:

IFRIC 11       IFRS 2: Group and Treasury Share Transactions (effective March 1, 2007);

IFRIC 12       Service Concession Arrangements (effective January 1, 2008);

IFRIC 14       IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding
               Requirements and their Interaction (effective January 1, 2008).

     The adoption of the Interpretations has not led to any changes in the
     Company's accounting policies.

(2)  STANDARDS AND INTERPRETATIONS WHICH HAVE NOT BEEN APPLIED IN THESE
     FINANCIAL STATEMENTS WERE IN ISSUE BUT NOT YET EFFECTIVE

     As of the date of authorization of these financial statements, other than the Standards and Interpretations adopted by the Company in advance of the effective date of the financial statements, the following Interpretations were in issue but not yet effective:

IAS 1 (AMENDED) "PRESENTATION OF FINANCIAL STATEMENTS"

     The standard stipulates the presentation required in the financial statements, and itemizes a general framework for the structure of the financial statements and the minimal contents which must be included in the context of the report. Changes have been made to the existing presentation format of the financial statements, and the presentation and disclosure requirements for the financial statements have been broadened, including the presentation of an additional report in the framework of the financial statements known as the "report of comprehensive income", and the addition of a balance sheet as of the beginning of the earliest period that was presented in the financial statements, in cases of changes in accounting policy by means of retroactive implementation, in cases of restatement and in cases of reclassifications.

     The standard will be effective for reporting periods beginning from January
     1, 2009. The standard permits earlier application.

     At this stage, the management of the Company is examining the influence of this standard on the Company's financial statements.

IAS 23 (AMENDED) "BORROWING COSTS"

     The standard stipulates the accounting treatment of borrowing costs. In the context of the amendment to this standard, the possibility of immediately recognizing borrowing costs related to assets with an uncommon period of eligibility or construction in the statement of operations was cancelled.
     The standard will apply to borrowing costs that relate to eligible assets as to which the capitalization period began from January 1, 2009. The standard permits earlier implementation.

     At this stage, the management of the Company estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Company.

IAS 27 (AMENDED) "CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS"

     The standard prescribes the rules for the accounting treatment of consolidated and separate financial statements. Among other things, the standard stipulates that transactions with minority shareholders, in the context of which the company holds control of the subsidiary before and after the transaction, will be treated as capital transactions. In the context of transactions, subsequent to which the company loses control in the subsidiary, the remaining investment is to be measured as of the date that control is lost, at fair value, with the difference as compared to book value to be recorded to the statement of operations. The noncontrolling interest in the losses of a subsidiary, which exceed its share in shareholders' equity, will be allocated to it in every case, while ignoring its obligations and ability to make additional investments in the subsidiary.

     The provisions of the standard apply to annual financial reporting periods which start on January 1, 2010 and thereafter. Earlier adoption is permitted, on the condition that it will be done simultaneous with early adoption of IFRS 3 (amended). The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively. At this stage, the management of the Company estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Company.

IFRS 3 (AMENDED) "BUSINESS COMBINATIONS"

     The new standard stipulates the rules for the accounting treatment of business combinations. Among other things, the standard determines measurement rules for contingent consideration in business combinations which is to be measured as a derivative financial instrument. The transaction costs directly connected with the business combination will be recorded to the statement of operations when incurred. Noncontrolling interests will be measured at the time of the business combination to the extent of their share in the fair value of the assets, including goodwill, liabilities and contingent liabilities of the acquired entity, or to the extent of their share in the fair value of the net assets, as aforementioned, but excluding their share in goodwill.

     As for business combinations where control is achieved after a number of acquisitions (acquisition in stages), the earlier purchases of the acquired company will be measured at the time that control is achieved at their fair value, while recording the difference to the statement of operations.

     The standard will apply to business combinations that take place from
     January 1, 2010 and thereafter. Earlier adoption is possible, on the condition that it will be simultaneous with early adoption of IAS 27
     (amended).

     At this stage, the management of the Company estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Company.

IFRIC 13, CUSTOMER LOYALTY PROGRAMS

     The clarification stipulates that transactions for the sale of goods and services, for which the company confers reward grants to its customers, will be treated as multiple component transactions and the payment received from the customer will be allocated between the different components, based upon the fair value of the reward grants. The consideration attributed to the grant will be recognized as revenue when the reward grants are redeemed and the company has made a commitment to provide the grants.

     The directives of the clarification apply to annual reporting periods commencing on January 1, 2009. Earlier implementation is permissible.

     At this stage, the management of the Company estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Company.

AMENDMENT TO IAS 32, FINANCIAL INSTRUMENTS: PRESENTATION, AND IAS 1,
PRESENTATION OF FINANCIAL STATEMENTS

     The amendment to IAS 32 changes the definition of a financial liability, financial asset and capital instrument and determines that certain financial instruments, which are exercisable by their holder, will be classified as capital instruments.

     The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. Earlier adoption is permitted.

     At this stage, the management of the Company estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Company.

IFRS 1 "FIRST TIME ADOPTION OF IFRS" AND IAS 27 "CONSOLIDATED AND SEPARATE
FINANCIAL STATEMENTS"

     The amendment states, among other things, the method in which the measurement of the investments in subsidiaries, associated entities and joint control entities should be applied at first time adopting IFRS, and the method in which income from dividends received should be recognized.

     The amendment is effective for annual periods commencing January 1, 2009.

     At this stage, the management of the Company estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Company.

     A.   RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2008 COMPARED WITH YEAR ENDED DECEMBER 31, 2007

SALES. Sales for the year ended December 31, 2008 increased by approximately NIS
99,534 thousand (USD 26,179 thousand), or 39.86%, to approximately NIS 349,227 thousand (USD 91,853 thousand) from NIS 249,693 thousand (USD 65,674 thousand)
for the year ended December 31, 2007. This increase in sales resulted mainly from the recent consolidation of the revenues of the two subsidiaries - Shamir
Salads and the Danish dairy distributor.

COST OF SALES. Cost of sales for the year ended December 31, 2008 increased to approximately NIS 281,651 thousand (USD 74,080 thousand), or 80.65% of sales, from approximately NIS 198,961 thousand (USD 52,331 thousand), or 79.68% of sales, for the year ended December 31, 2007. The increase in Cost of sales was mainly due to the recent strengthening of the U.S. dollar versus the NIS
(devaluation of 13% in the second half of 2008) and due to the sharp decrease in the global purchase prices of food products in the fourth quarter of 2008.

GROSS PROFIT. Gross profit for the year ended December 31, 2008 increased to NIS
67,576 thousand (USD 17,773 thousand), or 19.35% of sales, in the year ended
December 31, 2008, as compared to a gross profit of approximately NIS 50,732 thousand (USD 13,344 thousand), or 20.32% of sales, in the year ended December
31, 2007. The decrease in the gross profit margin was due to the recent strengthening of the U.S. dollar versus the NIS (devaluation of 13% in the second half of 2008) and due to the sharp decrease in the fourth quarter of 2008 in the global purchase prices of food products, resulting in the sharp decrease in the selling prices of the Company's products as well. Because the Company's commitments to purchase food products were based on higher prices from its vendors, the immediate consequence was a decline in the gross margin in the fourth quarter of 2008.

SALES AND MARKETING EXPENSES. Sales and marketing expenses for the year ended
December 31, 2008 increased to approximately NIS 33,759 thousand (USD 8,879 thousand), or 9.67% of sales, from approximately NIS 24,263 thousand (USD 6,382 thousand), or 9.72% of sales, for the year ended December 31, 2007. This increase in sales and marketing expenses was mainly due to the sales and marketing expenses of the Company's two new subsidiaries, Shamir Salads and the
Danish dairy distributor.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the year ended December 31, 2008 increased to approximately NIS 23,127 thousand (USD
6,083 thousand), or 6.62% of sales, from approximately NIS 18,869 thousand (USD
4,963 thousand), or 7.56% of sales, for the year ended December 31, 2007. This increase of general and administrative expenses was mainly due to the general and administrative expenses of the Company's two subsidiaries, Shamir Salads and the Danish dairy distributor, whose results were consolidated with the Company's results starting in 2008.

OTHER EXPENSE (INCOME). Other expense for the year ended December 31, 2008 amounted to NIS 2,195 thousand (USD 577 thousand) as compared to other income of
NIS 470 thousand (USD 124 thousand) for the year ended December 31, 2007. Other expense for the year ended December 31, 2008, was mainly due to a final arbitration award entered against the Company for damages in the amount of NIS
1,981 thousand (USD 521 thousand) in connection with a dispute with the Vitarroz
Corp.

IMPAIRMENT OF GOODWILL. Impairment of Goodwill expense for the year ended
December 31, 2008, was NIS 1,067 thousand (USD 280 thousand) due to impairment of goodwill relating to the Danish dairy distributor, as compared to Impairment of Goodwill expense for the year ended December 31, 2007, of NIS 3,054 thousand
(USD 803 thousand), which was due to impairment of goodwill relating to WF
Kosher Food Distributors Ltd.

OPERATING INCOME. Operating income for the year ended December 31, 2008 increased by approximately NIS 2,412 thousand (USD 634 thousand), or by 48.09%, to approximately NIS 7,428 thousand (USD 1,954 thousand), or 2.13% of sales, from approximately NIS 5,016 thousand (USD 1,319 thousand), or 2.01% of sales, for the year ended December 31, 2007.

FINANCING INCOME (COSTS), NET. Financing costs, net, for the year ended December
31, 2008 was approximately NIS 5,707 thousand (USD 1,501 thousand) compared with
Financing income, net, for the year ended December 31, 2007 of approximately NIS
2,274 thousand (USD 598 thousand). The Financing costs, for the year ended
December 31, 2008 mainly included losses from marketable securities of NIS 4,836 thousand (USD 1,272 thousand) as compared to a losses from marketable securities of NIS 68 thousand (USD 18 thousand) in the year ended December 31, 2007, and expenses due to rate exchanges of NIS 2,698 thousand (USD 710 thousand) as compared to expenses due to rate exchanges of NIS 229 thousand (USD 60 thousand)
in the year ended December 31, 2007. The Financing income, for the year ended
December 31, 2008 mainly included interest income from short-term bank deposits of NIS 1,475 thousand (USD 388 thousand) as compared to NIS 2,251 thousand (USD
592 thousand) in the year ended December 31, 2007.

PRE-TAX INCOME. Income before taxes for the year ended December 31, 2008 decreased by approximately NIS 5,569 thousand (USD 1,465 thousand), or by
76.39%, to approximately NIS 1,721 thousand (USD 453 thousand) from NIS 7,290 thousand (USD 1,917 thousand) for the year ended December 31, 2007.

TAXES ON INCOME. Taxes on income for the year ended December 31, 2008 decreased to approximately NIS 1,454 thousand (USD 382 thousand) from approximately NIS
2,651 thousand (USD 697 thousand) in the year ended December 31, 2007. The decrease in taxes on income in 2008 in compare to 2007 was attributable to the decrease in income before taxes.

NET INCOME. Net income for the year ended December 31, 2008 decreased by approximately NIS 4,374 thousand (USD 1,150 thousand), or 94.25%, to approximately NIS 267 thousand (USD 71 thousand), or 0.08% of sales, from approximately NIS 4,639 thousand (USD 1,220 thousand), equal to 1.86% of sales for the year ended December 31, 2007.

     B.   LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company's operations have been funded mainly through equity and cash flows from operating activities. The Company's bank indebtedness is secured by certain liens on its share capital, goodwill and certain other assets.

     For the year ended December 31, 2008, cash and cash equivalents increased from approximately NIS 61.6 million (USD 16.2 million) at December 31, 2007 to approximately NIS 78.7 million (USD 20.7 million) at December 31, 2008.

     During the year ended December 31, 2008, marketable securities decreased to
NIS 9.4 million (USD 2.5 million) from NIS 31.3 million (USD 8.2 million) at
December 31, 2007.

     For the year ended December 31, 2008, the Company generated a positive cash flow from operating activities of approximately NIS 18.9 million (USD 5.0 million) primarily as a result of an increase in trade and other payables, and accrued expenses of approximately NIS 11.6 million (USD 3.0 million) and of unrealized loss on marketable securities of approximately NIS 5.1 million (USD
1.3 million) which was offset by an increase in trade receivables and other receivables of approximately NIS 4.2 million (USD 1.1 million).

     For the year ended December 31, 2007, the Company generated a positive cash flow from operating activities of approximately NIS 7.9 million (USD 2.1 million), primarily as a result of an increase in trade and other payables, and accrued expenses of approximately NIS 13.2 million (USD 3.5 million) which was offset by an increase in trade receivables and other receivables of approximately NIS 11.6 million (USD 3.0 million). Our trade receivables and other receivables increased primarily due to the increase in trade receivables.

     During the year ended December 31, 2008, the Company utilized cash flow of
NIS 3.1 million (USD 0.8 million) for investing activities, mainly for a purchase of the subsidiaries (Shamir Salads and the Danish dairy distributor)
and purchase of additional shares of Gold Frost in the total amount of NIS 14.9 million (USD 3.9 million) and for additions to fixed assets of NIS 3.3 million
(USD 0.9 million), which was offset by Proceeds from realization of marketable securities, net, in the amount of NIS 16.7 million (USD 4.4 million).

     During the year ended December 31, 2007, the Company utilized cash flow of
NIS 44.3 million (USD 11.7 million) for investing activities, mainly for a purchase of subsidiary and purchase of additional shares of Gold Frost in the total amount of NIS 15.6 million (USD 4.1 million), for the purchase of marketable securities, net, in the amount of NIS 17.4 million (USD 4.6 million), and for additions to fixed assets of NIS 11.3 million (USD 3.0 million), consisting mostly of the investments in the Company's new logistics center.

     During the year ended December 31, 2008, the Company generated cash flow from financing activities of NIS 1.3 million (USD 0.3 million) mainly due to short term bank borrowings. During the year ended December 31, 2007, the Company generated cash flow from financing activities of NIS 6.8 million (USD 1.8 million) due to short term bank borrowings.

     The Company's cash requirements, net, during the years ended December 31,
2008 and 2007 were met primarily through its working capital. As of December 31,
2008, the Company had working capital of approximately NIS 122.5 million (USD
32.2 million) compared with working capital of NIS 142.6 million (USD 37.5 million) as of December 31, 2007. The Company believes that its working capital is sufficient for the Company's present requirements.

     The Company's trade receivables balance as of December 31, 2008 was NIS
79.6 million (USD 20.9 million) as compared to a trade receivables balance as of
December 31, 2007 in the amount of NIS 63.8 million (USD 16.8 million). The average time period within which our accounts receivable were paid was 81 days for 2008, compared with 95 days for 2007.

IMPACT OF INFLATION AND DEVALUATION ON RESULTS OF OPERATIONS, LIABILITIES AND
ASSETS

     The rate of inflation in Israel during the last six years has been significantly reduced as compared to previous years. The rate of devaluation of the U.S. dollar, which was high until 2005, has reversed course and the representative rate of the U.S. Dollar was NIS 3.802 on December 31, 2008, compared with NIS 3.846 on December 31, 2007, 4.225 on December 31, 2006, NIS
4.603 on December 31, 2005, and 4.308 on December 31, 2004. As of April 30,
2009, the representative rate of the U.S. Dollar was NIS 4.163.

     The annual rates of inflation in Israel during the years ended December 31,
2003, 2004, 2005, 2006, 2007 and 2008 were approximately (1.9%), 1.6%, 2.4%
(0.1%), 3.4% and 3.8%, respectively, while during such periods the devaluation of the NIS against the U.S. Dollar was approximately (7.6%), (1.6%), 6.8%
(8.2%), (9.0%) and (1.1%), respectively. During each of the years ended December
31, 2003, 2004, 2006, 2007 and 2008, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the U.S. Dollar, while during the year ended December 31, 2005 the rate of devaluation of the NIS against the U.S.
Dollar exceeded the rate of inflation in Israel.

     A revaluation of the NIS in relation to the U.S. Dollar will have the effect of increasing the U.S. Dollar value of any assets of the Company which consist of NIS or receivables payable in NIS. Such a revaluation would also have the effect of increasing the U.S. Dollar amount of any liabilities of the
Company which are payable in NIS (unless such payables are linked to the
Dollar). Conversely, any decrease in the value of the NIS in relation to the
U.S. Dollar will have the effect of decreasing the U.S. Dollar value of any linked NIS assets of the Company and the U.S. Dollar amount of any linked NIS liabilities of the Company.

     The dollar cost of the Company's operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by the devaluation of the NIS in relation to the U.S. Dollar.

     The Company's assets are not linked to the Israeli CPI or the U.S. Dollar.
However, some of the Company's liabilities are linked to the Israeli CPI and various foreign currencies. Consequently, inflation in Israel and currency fluctuations will have a negative effect on the value to the Company of payments the Company receives in NIS and on the Company's liabilities linked to foreign currencies.

GUARANTEES AND PLEDGES

     Principally in connection with letters of credit issued to the Company, the
Company has issued a debenture to each of Bank Leumi Le'Israel, Bank Mizrahi
Ltd. and Bank Hapoalim Ltd., pursuant to which the Company has pledged all of its assets (including its outstanding share capital and goodwill of the Company)
in favor of such banks to secure its obligations or those obligations incurred by the Company jointly with third parties, including obligations with respect to letters of credit with the Company's suppliers. Bank Leumi Le'Israel, Bank
Mizrahi Ltd. and Bank Hapoalim Ltd. have agreed among them that the pledges subject to such debentures shall rank PARI PASSU. The outstanding amount of such letters of credit as of December 31, 2008 was approximately NIS 19,215 thousand
(USD 5,054 thousand).

     The Company also guarantees, without limitation as to amount and for an unlimited period of time, for 51% of the obligations of its subsidiary, Shamir
Salads, to the United Mizrahi Bank Ltd. and Ben-Leumi Bank. As of December 31,
2008, Shamir Salads obligations to those banks amounted to NIS 13,385 thousand
(USD 3,520 thousand).

     The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its wholly-owned subsidiary,
W.F.D., to the United Mizrahi Bank Ltd. As of December 31, 2008, W.F.D. had no
obligations to United Mizrahi Bank Ltd.

     The Company also guarantees, without limitation as to amount and for an unlimited period of time, the obligations of its subsidiary, Gold Frost, both to
Bank Leumi Le'Israel Ltd. and to the United Mizrahi Bank Ltd. As of December 31,
2008, Gold Frost had no obligations to such banks.

     C.   TREND INFORMATION

     In prior years, there has been an increase in the number of small private supermarket stores that have opened in Israel, which has resulted in greater price competition in the stores and in our business. The increased price competition resulted in an increase in our cost of sales as a percentage of total sales. In order to keep our gross margin at its high levels, in the past we were able to change our product mix and introduce new products with high margins to increase our gross profit. In 2007, the global market experienced steep price increases in agricultural commodities and cost pressures due to weather-related problems, reduced milk production, cessation of EU dairy export subsidies at the same time that consumption and demand increased in growing emerging markets. These factors have negatively impacted our near term sales and gross margins. In 2008, and especially in the fourth quarter of 2008, the decrease in our gross margin continued due to the sharp decrease of the global purchase prices of food products, resulting in the sharp decrease in the selling prices of our products as well. Because of our commitments to purchase food products were based on higher prices from our vendors, the immediate consequence was a decline in our gross margin in 2008, and we expect a further decline until approximately mid 2009 when we will complete the sale of the inventory in the orders from vendors backlog acquired at the higher prices. The decrease of global purchase prices of food products compounded with the recent strengthening of the U.S. dollar versus the NIS (a revaluation of more than 13% of the NIS in relation to the U.S. Dollar in the second half of 2008) and the general effects of the global economic recession, led to a gross margin of 19.35% in 2008 as compared to a gross margin of 20.32% in 2007. To the extent that global purchase prices of food products continue to decline, or the depreciation of the NIS versus the U.S. dollar continues, our gross margins may be impacted beyond the second quarter of 2009 because we must continue to purchase inventory from foreign vendors in advance to take into account the time for manufacture and shipment of products.

     The Company is operating from a new logistic center starting from the second quarter of 2007 with the aim of increasing the efficiency of its logistic process and reducing its operating expenses. The Company is also working towards increasing its sales to customers outside of Israel.

     The Company's management is evaluating the financial stability of its customers by entering into agreements with companies for providing business data, examining bank accounts, investigations, and following negative publications regarding those customers or other signs indicating financial difficulties.

     In the U.S., despite the declining Jewish population (due to intermarriage and lower birth rates), a published report earlier this year concluded that global demand for kosher products is growing because of demand for kosher products is not limited to just the Jewish population. Kosher food now commands attention from a new crop of consumers and not just those who follow traditional
Jewish dietary laws. In a survey referred to in this report, approximately 62%
of respondents who buy kosher foods felt that kosher products are of better quality than non-kosher items, while approximately 51% of respondents who buy kosher foods felt that kosher products are healthier than non-kosher items. We believe that as increasing number of mainstream consumers are becoming concerned about the integrity of the food they eat for ethical or health reasons, and this will provide a growth opportunity for the kosher market, in which our subsidiary, WF, is currently operating. . In addition to the increase in health-conscious consumers, we believe that other ethnic or religious groups contribute to the increase in the kosher food market since the dietary restrictions for certain other religious groups are met by kosher food.

     D.   TABULAR DISCLOSURE OF CONTRACTURAL OBLIGATIONS

     The following table of the Company's material contractual obligations as of
December 31, 2008 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

                                      2008
                                                  PAYMENTS DUE BY PERIOD
                         ------------------------------------------------------------------------
 CONTRACTUAL OBLIGATIONS    TOTAL      LESS THAN 1 YEAR   1-3 YEARS  3-5 YEARS  MORE THAN 5 YEARS
------------------------ ----------   ------------------  ---------  ---------  -----------------
                                                        (IN THOUSANDS)

Open purchase orders     NIS 19,215       NIS 19,215           -         -            -
                         (USD 5,054)      (USD 5,054)          -         -            -

Loans from banks         NIS 17,246       NIS 17,246           -         -            -
                         (USD 4,536)      (USD 4,536)          -         -            -

Lease agreements            NIS 584          NIS 317        NIS 267      -            -
                           (USD 153)         (USD 83)       (USD 70)     -            -

Total                    NIS 37,045       NIS 36,778        NIS 267      -            -
                         (USD 9,743)      (USD 9,673)       (USD 70)     -            -

     E.   SAFE HARBOR

     This annual report contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). When
used in this report, the words "anticipate," "believe," "estimate," "expect,"
"intend" and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, based on certain assumptions and information currently available to management, all of which are subject to certain risks and uncertainties including, among others:

     o    changes affecting currency exchange rates, including the NIS/U.S.
          Dollar exchange rate;

     o    payment default by any of our major clients;

     o    the loss of one of more of our key personnel;

     o    changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products;

     o    termination of arrangements with our suppliers, in particular Arla
          Foods amba;

     o    loss of one or more of our principal clients;

     o    increasing levels of competition in Israel and other markets in which we do business;

     o    changes in economic conditions in Israel, including in particular economic conditions in our core markets;

     o    our inability to accurately predict consumption of our products;

     o    product liability claims;

     o    our inability to continue to meet the Nasdaq listing requirements;

     o    we may not successfully integrate our prior acquisitions; and

     o    increases in milk, corn, wheat and other product prices.

         Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results of operations may vary materially from those described herein as anticipated, believed, estimated, expected or intended.